Long Beach Mortgage Loan Trust 2006-8
Issuing Entity

$1,352,424,000
(+/-5% Approximate)

Long Beach Securities Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

WaMu Capital Corp.   RBS Greenwich Capital
Co-Lead Managers



Important Notice About Information Presented in this Preliminary Term Sheet

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

This preliminary term sheet is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this preliminary term sheet is preliminary and is subject to completion or change.

The information in this preliminary term sheet supersedes information contained in any prior communication relating to these securities.

Numerous assumptions were used in preparing this preliminary term sheet which may or may not be stated herein. This preliminary term sheet should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

This preliminary term sheet is not an offer to sell or a solicitation of any offer to buy nor shall there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this preliminary term sheet and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities. You may withdraw your indication of interest at any time.

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$1,352,424,000
(+/- 5% Approximate)

Long Beach Mortgage Loan Trust 2006-8

Class[1,2]	Principal Balance($)	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
I-A[3]	366,091,000	AAA/Aaa	September 25, 2036	Floating Rate Senior
II-A1	322,788,000	AAA/Aaa	September 25, 2036	Floating Rate Senior
II-A2	124,929,000	AAA/Aaa	September 25, 2036	Floating Rate Senior
II-A3	236,928,000	AAA/Aaa	September 25, 2036	Floating Rate Senior
II-A4	73,178,000	AAA/Aaa	September 25, 2036	Floating Rate Senior
M-1	43,493,000	[AA+]/Aa1	September 25, 2036	Floating Rate Subordinate
M-2	39,351,000	[AA+]/Aa2	September 25, 2036	Floating Rate Subordinate
M-3	24,853,000	[AA]/Aa3	September 25, 2036	Floating Rate Subordinate
M-4	22,092,000	[AA]/A1	September 25, 2036	Floating Rate Subordinate
M-5	21,401,000	[AA-]/A2	September 25, 2036	Floating Rate Subordinate
M-6	19,330,000	[A+]/A3	September 25, 2036	Floating Rate Subordinate
M-7	13,807,000	[A]/Baa1	September 25, 2036	Floating Rate Subordinate
M-8	11,046,000	[A-]/Baa2	September 25, 2036	Floating Rate Subordinate
M-9	10,355,000	[BBB+]/Baa3	September 25, 2036	Floating Rate Subordinate
M-10	8,975,000	[BBB]/Ba1	September 25, 2036	Floating Rate Subordinate
M-11	13,807,000	[BBB-]/Ba2	September 25, 2036	Floating Rate Subordinate
Total	$1,352,424,000			

(1) The Class I-A Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M Certificates (as defined herein) will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of the Certificates is subject to a 5% variance.

(2) The Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be equal to 2.0x the original margin beginning on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on the Class M Certificates will be equal to 1.5x the original margin beginning on the first Distribution Date after which the 10% Clean-up Call may first be exercised.

(3) Not offered hereby.

Depositor:	Long Beach Securities Corp.
Sponsor and Servicer:	Washington Mutual Bank.
Issuing Entity:	Long Beach Mortgage Loan Trust 2006-8. The Issuing Entity is also referred to herein as the "Trust."
Servicing Fee Rate:	0.50% per annum.
Co-Lead Managers:	WaMu Capital Corp. and RBS Greenwich Capital.
Trustee:	Deutsche Bank National Trust Company.
Delaware Trustee:	Deutsche Bank Trust Company Delaware.
Trustee Fee:	Compensation to the Trustee will consist of interest earned on amounts in the distribution account prior to any Distribution Date.
Swap Counterparty:	TBD.
Group I Certificates:	The Class I-A Certificates.
Group II Certificates:	The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates.
Class A Certificates:	The Group I Certificates and the Group II Certificates.
Class M Certificates:	The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Certificates:	The Class A and Class M Certificates.
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests and an undivided right to receive any Net WAC Rate Carryover Amounts for tax purposes.
Registration:	The Certificates will be available in book-entry form through the Depository Trust Company and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	September 1, 2006.
Expected Pricing Date:	Week of September 11, 2006.
Expected Closing Date:	On or about September 21, 2006.
Expected Settlement Date:	On or about September 21, 2006.
Distribution Date:	The 25th day of each month (or if such day is not a business day, the next succeeding business day) commencing in October 2006.
Final Scheduled Distribution Date:	September 2036. The actual final Distribution Date for each class of the Certificates may be earlier or later, and could be substantially earlier, than the Distribution Date in September 2036.

Due Period:	With respect to any Distribution Date, the period commencing on the 2nd day of the month preceding the month in which the Distribution Date occurs and ending on the 1st day of the month in which such Distribution Date occurs.
Prepayment Period:	With respect to any Distribution Date, (i) the period commencing on the 15th day of the month preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the 14th day of the month in which such Distribution Date occurs, for purposes of prepayments in full; and (ii) the calendar month immediately preceding the month in which the Distribution Date occurs, for any other purpose.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	With respect to each Distribution Date, the period commencing on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	It is expected that the Class A and Class M Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, as amended, so long as the conditions of certain class exemptions are met. Investors should consult their own advisors.
SMMEA Eligibility:	None of the Certificates is expected to be SMMEA eligible.
Clean-up Call:	The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates, which may be exercised by the Servicer on the Distribution Date following the determination date in which the aggregate stated principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.
Mortgage Loans:	The mortgage loans will consist of a pool of fixed-rate and adjustable-rate, one-to four-family, first and second lien residential mortgage loans. The description of the mortgage loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage loans expected to be delivered to the Trust on the Closing Date have an aggregate scheduled principal balance of approximately $1,380,729,811 of which: (i) approximately $449,742,661 consist of a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $930,987,151 consist of a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Mortgage Loans***"). The Mortgage Loans have the characteristics described on Exhibit A.

Approximately 13.83% of the Mortgage Loans are 40-Year Mortgage Loans, approximately 13.09% of the Group I Mortgage Loans are 40-Year Mortgage Loans, and approximately 14.18% of the Group II Mortgage Loans are 40-Year Mortgage Loans. |
| *40-Year Mortgage Loans:* | Mortgage Loans with an original term to maturity equal to 480 months. |
| *Mortgage Insurance:* | Approximately 41.62% of the first lien Mortgage Loans with over 80% loan-to-value ratios will be covered by a loan level primary insurance policy provided by |

PMI Mortgage Insurance Co. This coverage will generally reduce the LTV of the insured loans to 60%. The provider of the loan-level primary mortgage insurance policy will be paid a monthly fee calculated as an annual percentage on the principal balance of each mortgage loan insured by the primary mortgage insurance provider. This fee will be approximately 1.317% of the insured Mortgage Loans and 0.129% of all Mortgage Loans. This fee is payable before any distributions to the Certificateholders or the Swap Counterparty.

Adjusted Net Mortgage Rate:

With respect to any Mortgage Loan, the mortgage rate for such Mortgage Loan less the servicing fee rate and the mortgage insurance fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate:

With respect to any Mortgage Loan, the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the servicing fee rate and the mortgage insurance fee rate, if applicable.

Pass-Through Rate:

With respect to each class of Certificates on any Distribution Date, a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate:

With respect to each class of Certificates, a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such class and (ii) the related Maximum Cap.

Group I Net WAC Rate:

With respect to any Distribution Date (other than the first Distribution Date) and the Group I Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group I Mortgage Loans, and (b) the Coupon Strip allocable to the Group I Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate:

With respect to any Distribution Date (other than the first Distribution Date) and the Group II Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group II Mortgage Loans, and (b) the Coupon Strip allocable to the Group II Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net WAC Rate:	With respect to any Distribution Date (other than the first Distribution Date) and the Class M Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates), of (i) the Group I Net WAC Rate and (ii) the Group II Net WAC Rate.
Group I Maximum Cap Rate:	With respect to the Group I Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate principal balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Group II Maximum Cap Rate:	With respect to the Group II Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Maximum Cap Rate:	With respect to the Class M Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates) of the Group I Maximum Cap Rate and the Group II Maximum Cap Rate.
Net WAC Rate Carryover Amount:	With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is limited by the related Net WAC Rate, an amount equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate, and (ii) the unpaid portion of any related Net WAC

Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is the related Formula Rate, the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Interest Distribution Amount:
With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group I Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group I Mortgage Loans.

Group II Interest Distribution Amount:
With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group II Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group II Mortgage Loans.

Final Maturity Reserve Fund:
On or after the 120th Distribution Date through the 239th Distribution Date, if on such any Distribution Date if the constant prepayment rate of the Mortgage Loans is equal to or less than 15%, an amount equal to approximately 0.111% of the aggregate principal balance of the Mortgage Loans (such amount is in each case the "**Coupon Strip**") will be placed into a reserve fund (the "**Final Maturity Reserve Fund**"). On and after the 240th Distribution Date, all amounts otherwise payable to the Class C Certificates will be deposited into the Final Maturity Reserve Fund until the amounts on deposit therein are equal to the stated principal balance of the Mortgage Loans with 40-year original term to maturity less the certificate principal balance of the Class C Certificates. Amounts in the Final Maturity Reserve Fund will be available if needed to make a payment to certificateholders on the 360th Distribution Date.

Group I Principal Allocation Percentage:
With respect to any Distribution Date, the principal remittance amount for the Group I Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group II Principal Allocation Percentage:
With respect to any Distribution Date, the principal remittance amount for the Group II Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group I and Group II Principal Distribution Amounts:
With respect to any Distribution Date, generally an amount determined by multiplying the related Group I Principal Allocation Percentage or Group II Principal Allocation Percentage by the aggregate principal remittance amount for the Mortgage Loans.

Group I Senior Principal Distribution Amount:
With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group I Certificates immediately prior to such

Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.80% and (ii) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group I Mortgage Loans as of the Cut-off Date.

Group II Senior Principal Distribution Amount:

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.80% and (ii) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group II Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount:

With respect to any Distribution Date:
(i)   prior to the Stepdown Date, 2.05% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii) on or after the Stepdown Date, the greater of:
(a) the lesser of (x) 2.05% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date and (y) 4.10% of the current aggregate stated principal balance of the Mortgage Loans; and
(b) 0.50% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date (the "*OC Floor*"); provided however, that on any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:
(i)   the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero; and,
(ii) the later to occur of
(x) the Distribution Date occurring in October 2009 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 37.20%.

Interest Coverage Account:	On the Closing Date, the Depositor will pay to the Trustee for deposit in an interest coverage account an amount which will be applied by the Trustee to cover shortfalls in the amount of interest generated by the related Mortgage Loans arising from the long first accrual period.
Credit Enhancement:	Consists of the following: 1) Monthly Excess Cashflow; 2) Overcollateralized Amount; 3) Subordination; 4) Net swap payments received from the Swap Counterparty (if any); and 5) LPMI Insurance.
Monthly Excess Cashflow:	With respect to any Distribution Date, an amount equal to the available funds remaining after priorities (I) and (II) under "Priority of Distributions."
Overcollateralized Amount:	With respect to any Distribution Date, the excess of the aggregate stated principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the aggregate principal balance of the Class A, Class M and Class P Certificates (not offered hereby) (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 2.05% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Monthly Excess Cashflow will be distributed to the Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.
Credit Enhancement Percentage:	With respect to any Distribution Date an amount equal to (i) the sum of (a) the aggregate principal balance of the Class M Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate stated principal balance of the Mortgage Loans.
Delinquency Trigger Event:	With respect to any Distribution Date on or after the Stepdown Date, if the percentage of aggregate stated principal balance of (i) Mortgage Loans delinquent 60 days or more, (ii) REO properties and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days delinquent under the bankruptcy plan) exceeds [39.05%] of the Credit Enhancement Percentage.
Loss Trigger Event:	With respect to any Distribution Date on or after the Stepdown Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Cumulative Realized Loss Percentage
October 2008 to September 2009	[1.15%] for the first month, plus an additional 1/12th of 1.45% for each month thereafter
October 2009 to September 2010	[2.60%] for the first month, plus an additional 1/12th of 1.45% for each month thereafter
October 2010 to September 2011	[4.05%] for the first month, plus an additional 1/12th of 1.15% for each month thereafter
October 2011 to September 2012	[5.20%] for the first month, plus an additional 1/12th of 0.65% for each month thereafter
October 2012 and thereafter	[5.85%]

Trigger Event: With respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

	Initial Credit Enhancement Percentage		Target Credit Enhancement Percentage On and After Stepdown Date	
Class	Percent		Class	Percent
A	18.60%		A	37.20%
M-1	15.45%		M-1	30.90%
M-2	12.60%		M-2	25.20%
M-3	10.80%		M-3	21.60%
M-4	9.20%		M-4	18.40%
M-5	7.65%		M-5	15.30%
M-6	6.25%		M-6	12.50%
M-7	5.25%		M-7	10.50%
M-8	4.45%		M-8	8.90%
M-9	3.70%		M-9	7.40%
M-10	3.05%		M-10	6.10%
M-11	2.05%		M-11	4.10%

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will be absorbed first, by the Monthly Excess Cashflow, second by certain payments made by the Swap Counterparty and third by a reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied to reduce the principal balance of the Class M Certificates in reverse sequential order, first to the Class M-11 Certificates, second to the Class M-10 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Swap Agreement: On the Closing Date, the Trust will enter into an agreement with the Swap Counterparty pursuant to which on each Distribution Date for the second Distribution Date through the 60th Distribution Date, until the swap is retired (i) the Trust shall be obligated to pay the Swap Counterparty an amount equal to the product of (x) a fixed rate equal to 5.07% per annum, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360 and (ii) the Swap Counterparty will be required to pay to the Trust an amount equal to product of (x) One-Month LIBOR as determined pursuant to the Swap Agreement, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360. Only the net amount of the two obligations above will be paid by the appropriate party. To the extent that the Trust is obligated to make a payment to the Swap Counterparty on a Distribution Date (other than any swap termination payment triggered by a Swap Counterparty trigger event, an Event of Default where the Swap Counterparty is the Defaulting Party or a Termination Event where the Swap Counterparty is the Sole Affected Party, each as will be defined in the Swap Agreement (the "Swap Counterparty trigger event")), amounts otherwise available to certificateholders will be applied to make such payment. Such amount will be applied to pay the Swap Counterparty any net swap payment due to the Swap Counterparty, including any unpaid swap termination payment owed to the Swap Counterparty pursuant to the swap agreement for such Distribution Date, other than any swap termination payment triggered by a Swap Counterparty trigger event. To the extent that the Swap Counterparty is obligated to make a swap payment to the Trust, any swap payment will be deposited in a swap account (the "**Swap Account**") and used as follows:

1) If the NIM Notes (not offered hereby) are outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xvi) to the extent not paid after distribution of the Monthly Excess Cashflow.
2) If the NIM Notes are not outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xv) to the extent not paid after distribution of the Monthly Excess Cashflow.

Any remaining swap payments received by the Trust from the Swap Counterparty after payment priority (2) above will reside in the Swap Account and will be distributed according to payment priority (2) above for future Distribution Dates. Swap payments received by the Trust from the Swap Counterparty will not be released to the Class C Certificates (not offered hereby).

Upon early termination of the swap agreement, the Trust or the Swap Counterparty may be liable to make a termination payment (the "**swap termination payment**") to the other party (regardless of which party caused the termination). The swap termination payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Trust is required to make a swap termination payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to certificateholders.

Swap Schedule

Distribution Date	Swap Notional Amount ($)	Distribution Date	Swap Notional Amount ($)
1	0	31	283,444,153
2	1,136,924,471	32	271,067,246
3	1,127,025,014	33	259,356,643
4	1,115,931,857	34	248,245,362
5	1,103,161,568	35	237,666,460
6	1,088,735,540	36	224,427,408
7	1,085,154,502	37	211,170,868
8	1,079,574,878	38	206,082,414
9	1,071,339,962	39	196,955,578
10	1,060,443,170	40	186,789,025
11	1,046,508,859	41	177,091,560
12	1,028,856,169	42	167,868,695
13	1,000,149,396	43	158,947,026
14	969,792,642	44	150,811,038
15	939,359,958	45	143,044,555
16	909,663,695	46	136,524,420
17	880,677,681	47	130,323,289
18	852,333,933	48	124,361,953
19	826,147,006	49	117,782,352
20	801,189,047	50	111,035,002
21	769,959,138	51	104,632,450
22	740,587,995	52	98,491,030
23	712,942,046	53	92,811,773
24	463,306,436	54	87,552,521
25	428,016,218	55	82,569,141
26	390,069,408	56	77,440,607
27	358,865,310	57	72,090,056
28	334,889,900	58	67,241,705
29	315,213,955	59	62,787,048
30	298,327,783	60	58,799,350

Priority of Distributions:

I.   Interest Distribution: Group I and Group II Interest Distribution Amounts will be distributed as follows:

    i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement;

    ii)   To pay the Coupon Strip, if applicable;

    iii)   Pro-rata to the Class A Certificates generally from the related loan group, current interest plus any unpaid interest; and then from the unrelated loan groups, any current interest plus any unpaid interest not paid from the related loan group.

    iv)   To the Class M-1 Certificates current interest;

    v)   To the Class M-2 Certificates current interest;

    vi)   To the Class M-3 Certificates current interest;

    vii)   To the Class M-4 Certificates current interest;

    viii)   To the Class M-5 Certificates current interest;

    ix)   To the Class M-6 Certificates current interest;

    x)   To the Class M-7 Certificates current interest;

    xi)   To the Class M-8 Certificates current interest;

    xii)   To the Class M-9 Certificates current interest;

    xiii)   To the Class M-10 Certificates current interest;

    xiv)   To the Class M-11 Certificates current interest;

    xv)   Any interest distribution amounts remaining undistributed following (i) through (xiv) above will be distributed as Monthly Excess Cashflow for such Distribution Date.

II.   Principal Distribution:

    (A)   On each Distribution Date prior to the Stepdown Date, or if a Trigger Event is in effect:

    i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

    ii)   To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

    iii)   An amount equal to the Group I Principal Distribution Amount will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

    iv)   An amount equal to the Group II Principal Distribution Amount will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero;

    v)   Any remaining Group I Principal Distribution Amounts will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero.

vi)   Any remaining Group II Principal Distribution Amounts will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

vii)   To the Class M-1 Certificates until the principal balance thereof is reduced to zero;

viii) To the Class M-2 Certificates until the principal balance thereof is reduced to zero;

ix)   To the Class M-3 Certificates until the principal balance thereof is reduced to zero;

x)   To the Class M-4 Certificates until the principal balance thereof is reduced to zero;

xi)   To the Class M-5 Certificates until the principal balance thereof is reduced to zero;

xii)   To the Class M-6 Certificates until the principal balance thereof is reduced to zero;

xiii) To the Class M-7 Certificates until the principal balance thereof is reduced to zero;

xiv)   To the Class M-8 Certificates until the principal balance thereof is reduced to zero;

xv)   To the Class M-9 Certificates until the principal balance thereof is reduced to zero;

xvi)   To the Class M-10 Certificates until the principal balance thereof is reduced to zero;

xvii) To the Class M-11 Certificates until the principal balance thereof is reduced to zero;

xviii) Any Principal Distribution amounts remaining undistributed following (i) through (xvii) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

(B) On each Distribution Date on or after the Stepdown Date and if a Trigger Event is not in effect:

i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

ii)   To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

iii)   The Group I Principal Distribution Amount will be distributed as follows:

    a.   To the Group I Certificates, the Group I Senior Principal Distribution Amount, until the Group I Certificates have been retired.

    b.   To the Group II Certificates, the Group II Senior Principal Distribution Amount, to extent not paid in clause (B)(iv)(a) below, according to the payment priority in clause (B)(iv)(a) below.

iv)   The Group II Principal Distribution Amount will be distributed as follows:

a. To the Group II Certificates, the Group II Senior Principal Distribution Amount (to be distributed according to the priorities described below), until the Group II Certificates have been retired.

b. To the Group I Certificates, the Group I Senior Principal Distribution Amount, to extent not paid in clause (B)(iii)(a) above.

v) The sum of any remaining Principal Distribution Amounts will be distributed in the following order.

a. To the Class M-1 Certificates until it reaches a 30.90% Target Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage);

b. To the Class M-2 Certificates until it reaches a 25.20% Target Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage);

c. To the Class M-3 Certificates until it reaches a 21.60% Target Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage);

d. To the Class M-4 Certificates until it reaches a 18.40% Target Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage);

e. To the Class M-5 Certificates until it reaches a 15.30% Target Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage);

f. To the Class M-6 Certificates until it reaches a 12.50% Target Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage);

g. To the Class M-7 Certificates until it reaches a 10.50% Target Credit Enhancement Percentage (based on 2x the Class M-7 Initial Credit Enhancement Percentage);

h. To the Class M-8 Certificates until it reaches a 8.90% Target Credit Enhancement Percentage (based on 2x the Class M-8 Initial Credit Enhancement Percentage);

i. To the Class M-9 Certificates until it reaches a 7.40% Target Credit Enhancement Percentage (based on 2x the Class M-9 Initial Credit Enhancement Percentage);

j. To the Class M-10 Certificates, until it reaches a 6.10% Target Credit Enhancement Percentage (based on 2x the Class M-10 Initial Credit Enhancement Percentage);

k. To the Class M-11 Certificates, until it reaches a 4.10% Target Credit Enhancement Percentage (based on 2x the Class M-11 Initial Credit Enhancement Percentage); and

l.   Any Principal Distribution Amounts remaining undistributed following (a) through (k) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

With respect to the Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates, in each case, until their principal balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the principal balances of the Class M Certificates have been reduced to zero and the Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Certificates will be allocated, pro rata, based on their principal balances, in each case, until their principal balances have been reduced to zero.

III.   Monthly Excess Cashflow:

i)   As principal to the Certificates to replenish or maintain the Overcollateralized Amount as described under Principal Distribution above;

ii)   Pro-rata to the Class A Certificates, in an amount equal to unpaid interest;

iii)   To the Class M-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

iv)   To the Class M-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

v)   To the Class M-3 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vi)   To the Class M-4 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vii)   To the Class M-5 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

viii)   To the Class M-6 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

ix)   To the Class M-7 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

x)   To the Class M-8 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xi)   To the Class M-9 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xii)   To the Class M-10 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiii)   To the Class M-11 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiv)   Any funds remaining after distributions described in (i) through (xiii) above will be distributed to pay any related Net WAC Rate Carryover Amounts as follows: first to the Class A Certificates, pro rata, based on their respective Net WAC Rate Carryover Amounts, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the

16

Class M-10 Certificates and lastly to the Class M-11 Certificates sequentially, in that order, in each case up to their respective Net WAC Rate Carryover Amount.

xv)   To the Swap Counterparty, any unpaid swap termination payment due to the Swap Counterparty as a result of a Swap Counterparty trigger event.

xvi)   Any remaining funds will be distributed to the holders of the Class C Certificates as further described in the pooling agreement.

FOR ADDITIONAL INFORMATION PLEASE CALL:

WAMU CAPITAL CORP.	
Trading	
David Nagle	(206) 554-2425
Kevin Richmond	(212) 702-6921
Tim O'Brien	(212) 702-6919
Finance	
Vinny Varca	(212) 702-6931
Tom Lazar	(206) 554-2416

RATING AGENCIES	
Moody's	
Debashish Chatterjee	(212) 553-1329
S&P	
Todd Niemy	(212) 438-2494

Exhibit A
Mortgage Loan Statistics

		Minimum	Maximum
Scheduled Principal Balance	$1,380,729,811	$5,668	$1,124,763
Average Scheduled Principal Balance	$214,166		
Number of Mortgage Loans	6,447		
Weighted Average Gross Coupon	8.459%	5.550%	13.250%
Weighted Average FICO Score	639	500	821
Weighted Average Original LTV*	81.17%	0.90%	100.00%
Weighted Average Original LTV with MI**	78.29%		
Weighted Average Combined Original LTV***	89.87%	0.90%	100.00%
Weighted Average DTI	39.41%	1.00%	76.00%
Weighted Average Original Term	376 months	180 months	480 months
Weighted Average Stated Remaining Term	375 months	178 months	480 months
Weighted Average Seasoning	1 month	0 months	9 months
Weighted Average Gross Margin	5.105%	4.990%	6.750%
Weighted Average Minimum Interest Rate	8.364%	5.550%	12.900%
Weighted Average Maximum Interest Rate	14.364%	11.550%	18.900%
Weighted Average Initial Rate Cap	2.245%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	33 months	15 months	60 months
Maturity Date		July 1,2021	September 1,2046
Maximum Zip Code Concentration	0.39%	94601	

		Full	52.33%
Adj Rate Mortgage	82.59%	Limited	5.80%
Fixed Rate Mortgage	17.41%	Stated	41.87%
ARM—2 Yr/6 Mth	21.71%	Cash-Out Refi	41.33%
ARM—2 Yr/6 Mth 40 Yr	8.15%	Purchase	51.74%
ARM—2 Yr/6 Mth IO	4.71%	Rate/Term Refi	6.93%
ARM—3 Yr/6 Mth	1.74%		
ARM—3 Yr/6 Mth 40 Yr	1.23%	Condominium	8.07%
ARM—3 Yr/6 Mth IO	0.33%	Planned Unit Development	15.37%
ARM—5 Yr/6 Mth	7.79%	Single Family	70.51%
ARM—5 Yr/6 Mth 40 Yr	3.30%	Townhouse	0.09%
ARM—5 Yr/6 Mth IO	2.49%	Two to Four Family	5.96%
Balloon—2 Yr/6 Mnth	23.00%		
Balloon—3 Yr/6 Mnth	1.33%	Investor	7.53%
Balloon—30 Year	1.34%	Owner-Occupied	91.08%
Balloon—5 Yr/6 Mnth	6.80%	Second Home	1.39%
Fixed—15 Year	0.26%		
Fixed—20 Year	0.00%	First Lien	94.02%
Fixed—30 Year	14.66%	Second Lien	5.98%
Fixed—40 Year	1.15%		
		Top 5 Locations:	
Not Interest Only	92.46%	California	39.55%
Interest Only	7.54%	Florida	11.84%
		Texas	4.60%
Prepay Penalty: N/A	24.87%	Maryland	4.51%
Prepay Penalty: 12 months	6.23%	Washington	4.37%
Prepay Penalty: 24 months	37.32%		
Prepay Penalty: 36 months	31.58%	PMI Coverage	9.76%
Prepay Penalty: 48 months	0.01%	No PMI Coverage	90.24%

*Original LTV for all first lien loans and combined original LTV for all second lien loans
**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI
***Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—50,000.00	607	$21,195,970.28	1.54%	10.766%	95.42%	645	60.98%	15.48%	12.12%
50,000.01—100,000.00	1,249	$94,543,792.35	6.85%	9.903%	87.71%	636	58.67%	45.84%	17.22%
100,000.01—150,000.00	1,101	$137,304,076.82	9.94%	9.114%	83.46%	633	60.49%	66.51%	11.06%
150,000.01—200,000.00	791	$138,308,842.32	10.02%	8.481%	79.21%	629	57.68%	83.20%	7.81%
200,000.01—250,000.00	611	$137,401,543.59	9.95%	8.330%	79.49%	632	59.68%	85.79%	6.72%
250,000.01—300,000.00	555	$152,965,918.41	11.08%	8.186%	79.63%	633	50.10%	87.52%	6.98%
300,000.01—350,000.00	377	$122,168,885.09	8.85%	8.085%	79.26%	643	47.64%	87.83%	6.28%
350,000.01—400,000.00	297	$111,269,203.77	8.06%	8.050%	80.80%	645	51.00%	89.06%	7.77%
400,000.01—450,000.00	235	$100,128,090.33	7.25%	8.136%	80.38%	647	42.62%	93.29%	9.35%
450,000.01—500,000.00	159	$75,524,300.07	5.47%	7.922%	80.45%	652	45.23%	91.83%	6.86%
500,000.01—550,000.00	151	$79,151,538.00	5.73%	8.117%	81.45%	647	47.64%	92.03%	13.86%
550,000.01—600,000.00	112	$64,787,468.03	4.69%	8.204%	80.30%	657	35.55%	92.10%	11.59%
600,000.01—650,000.00	77	$48,340,611.65	3.50%	8.424%	81.32%	639	41.45%	94.69%	15.53%
650,000.01—700,000.00	34	$22,939,282.24	1.66%	7.839%	81.39%	644	70.58%	79.36%	11.78%
700,000.01—750,000.00	43	$31,368,557.37	2.27%	8.129%	81.76%	641	56.20%	90.61%	20.97%
750,000.01—800,000.00	10	$7,848,103.04	0.57%	8.937%	80.04%	661	19.61%	100.00%	0.00%
800,000.01—850,000.00	7	$5,775,027.42	0.42%	9.547%	82.20%	598	57.29%	100.00%	0.00%
850,000.01—900,000.00	8	$6,997,432.31	0.51%	8.891%	82.76%	635	50.19%	87.71%	25.27%
900,000.01—950,000.00	5	$4,668,496.52	0.34%	8.993%	80.13%	617	40.14%	100.00%	0.00%
950,000.01—1,000,000.00	15	$14,838,164.09	1.07%	8.444%	75.48%	627	86.93%	93.26%	6.74%
>= 1,000,000.01	3	$3,204,507.61	0.23%	8.433%	82.03%	700	100.00%	100.00%	35.10%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	20	$8,142,340.16	0.59%	5.814%	71.24%	708	95.52%	81.93%	6.68%
6.000—6.499	157	$51,906,646.08	3.76%	6.258%	73.30%	691	92.45%	61.31%	5.02%
6.500—6.999	374	$115,480,572.22	8.36%	6.781%	77.58%	671	80.95%	75.30%	8.72%
7.000—7.499	584	$156,819,969.64	11.36%	7.262%	78.63%	657	72.69%	83.11%	4.70%
7.500—7.999	927	$244,427,389.76	17.70%	7.737%	79.31%	646	57.89%	88.44%	7.19%
8.000—8.499	781	$197,083,361.56	14.27%	8.235%	79.14%	636	42.20%	92.24%	5.63%
8.500—8.999	784	$200,759,359.24	14.54%	8.710%	80.30%	633	34.54%	93.02%	10.05%
9.000—9.499	480	$116,818,434.62	8.46%	9.223%	81.54%	627	35.87%	94.30%	13.66%
9.500—9.999	596	$95,179,948.78	6.89%	9.742%	85.28%	608	50.00%	82.26%	15.58%
10.000—10.499	336	$54,056,042.62	3.92%	10.222%	86.25%	607	45.93%	85.57%	24.82%
10.500—10.999	421	$58,659,561.02	4.25%	10.735%	88.95%	603	43.24%	72.56%	18.88%
11.000—11.499	588	$48,015,427.72	3.48%	11.226%	95.08%	627	42.30%	30.41%	11.31%
11.500—11.999	295	$23,444,051.04	1.70%	11.700%	96.54%	628	18.81%	20.69%	9.51%
12.000—12.499	69	$6,246,511.43	0.45%	12.162%	95.56%	645	12.92%	27.15%	26.32%
12.500—12.999	33	$3,578,602.82	0.26%	12.686%	96.08%	629	3.71%	38.90%	19.36%
13.000—13.499	2	$111,592.60	0.01%	13.198%	80.48%	600	0.00%	0.00%	52.41%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV (%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
500—524	189	$39,303,485.68	2.85%	9.871%	74.93%	513	69.27%	91.54%	0.36%
525—549	263	$61,927,524.94	4.49%	9.461%	78.23%	539	76.13%	90.64%	1.70%
550—574	356	$77,811,195.37	5.64%	9.186%	80.20%	563	74.45%	90.97%	3.81%
575—599	328	$78,973,234.72	5.72%	8.954%	79.83%	587	67.87%	92.10%	3.73%
600—624	1,375	$265,569,865.81	19.23%	8.406%	81.39%	613	63.87%	83.47%	2.57%
625—649	1,559	$312,809,512.27	22.66%	8.417%	81.69%	636	43.88%	81.75%	9.12%
650—674	947	$206,261,944.08	14.94%	8.338%	82.41%	661	41.47%	81.49%	14.40%
675—699	632	$143,214,430.58	10.37%	8.103%	82.16%	686	41.87%	78.59%	21.61%
>= 700	798	$194,858,617.86	14.11%	7.895%	81.15%	733	43.26%	75.25%	16.25%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Original LTV (%)*	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Avg. Original LTV (%)	Weighted Average FICO	Full Doc (%)	% ARM	% MI
First Lien Loans:									
Less than 60.01%	265	$51,190,724.81	3.71%	7.715%	49.24%	624	64.66%	61.08%	0.00%
60.01 to 70.00%	348	$82,256,063.12	5.96%	7.958%	66.85%	615	64.30%	70.47%	0.00%
70.01 to 80.00%	3,181	$840,890,125.17	60.90%	8.054%	79.43%	645	48.63%	90.77%	0.00%
80.01 to 85.00%									
With MI:	124	$30,998,588.52	2.25%	8.332%	84.43%	657	55.91%	80.72%	100.00%
Without MI:	174	$50,141,055.35	3.63%	9.033%	84.43%	586	58.40%	90.04%	0.00%
85.01 to 90.00%									
With MI:	458	$83,040,704.64	6.01%	9.316%	89.83%	674	33.18%	89.87%	100.00%
Without MI:	376	$97,043,057.74	7.03%	9.092%	89.76%	601	69.50%	91.49%	0.00%
90.01 to 95.00%									
With MI:	74	$16,208,089.52	1.17%	8.618%	94.80%	684	57.91%	78.31%	100.00%
Without MI:	128	$30,126,437.37	2.18%	9.179%	94.80%	603	86.53%	92.48%	0.00%
95.01 to 100.00%									
With MI:	38	$4,516,795.62	0.33%	8.550%	99.72%	685	93.44%	53.50%	100.00%
Without MI:	66	$11,694,722.74	0.85%	10.248%	99.97%	604	93.70%	95.74%	0.00%
Subtotal (First Lien):	**5,232**	**$1,298,106,364.60**	**94.02%**	**8.292%**	**80.00%**	**638**	**52.94%**	**87.84%**	**10.38%**
Second Lien Loans:									
80.01 to 85.00%	1	$27,990.85	0.00%	11.400%	85.00%	617	100.00%	0.00%	0.00%
85.01 to 90.00%	15	$811,037.11	0.06%	11.026%	89.88%	658	37.36%	0.00%	0.00%
90.01 to 95.00%	42	$3,012,602.50	0.22%	11.025%	94.52%	671	49.96%	0.00%	0.00%
95.01 to 100.00%	1,157	$78,771,816.25	5.71%	11.091%	99.96%	658	42.61%	0.00%	0.00%
Subtotal (Second Lien):	**1,215**	**$82,623,446.71**	**5.98%**	**11.088%**	**99.66%**	**658**	**42.85%**	**0.00%**	**0.00%**
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Original Effective LTV (%)**	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Avg. Original LTV	Weighted Average FICO	Full Doc (%)	% ARM	% MI
First Lien Loans:									
Less than 60.01%	959	$185,954,903.11	13.47%	8.632%	78.43%	659	49.26%	78.53%	72.47%
60.01 to 70.00%	348	$82,256,063.12	5.96%	7.958%	66.85%	615	64.30%	70.47%	0.00%
70.01 to 80.00%	3,181	$840,890,125.17	60.90%	8.054%	79.43%	645	48.63%	90.77%	0.00%
80.01 to 85.00%	174	$50,141,055.35	3.63%	9.033%	84.43%	586	58.40%	90.04%	0.00%
85.01 to 90.00%	376	$97,043,057.74	7.03%	9.092%	89.76%	601	69.50%	91.49%	0.00%
90.01 to 95.00%	128	$30,126,437.37	2.18%	9.179%	94.80%	603	86.53%	92.48%	0.00%
95.01 to 100.00%	66	$11,694,722.74	0.85%	10.248%	99.97%	604	93.70%	95.74%	0.00%
Subtotal (First Lien):	**5,232**	**$1,298,106,364.60**	**94.02%**	**8.292%**	**80.00%**	**638**	**52.94%**	**87.84%**	**10.38%**
Second Lien Loans:									
80.01 to 85.00%	1	$27,990.85	0.00%	11.400%	85.00%	617	100.00%	0.00%	0.00%
85.01 to 90.00%	15	$811,037.11	0.06%	11.026%	89.88%	658	37.36%	0.00%	0.00%
90.01 to 95.00%	42	$3,012,602.50	0.22%	11.025%	94.52%	671	49.96%	0.00%	0.00%
95.01 to 100.00%	1,157	$78,771,816.25	5.71%	11.091%	99.96%	658	42.61%	0.00%	0.00%
Subtotal (Second Lien):	**1,215**	**$82,623,446.71**	**5.98%**	**11.088%**	**99.66%**	**658**	**42.85%**	**0.00%**	**0.00%**
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

**Original LT V for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
180	36	$3,565,485.73	0.26%	9.009%	80.64%	636	64.59%	0.00%	10.66%
240	2	$44,246.19	0.00%	10.639%	100.00%	637	100.00%	0.00%	0.00%
360	5,727	$1,186,229,206.15	85.91%	8.488%	81.18%	639	52.90%	81.37%	9.78%
480	682	$190,890,873.24	13.83%	8.267%	81.15%	644	48.59%	91.72%	9.60%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
121—180	36	$3,565,485.73	0.26%	9.009%	80.64%	636	64.59%	0.00%	10.66%
181—240	2	$44,246.19	0.00%	10.639%	100.00%	637	100.00%	0.00%	0.00%
301—360	5,727	$1,186,229,206.15	85.91%	8.488%	81.18%	639	52.90%	81.37%	9.78%
>= 361	682	$190,890,873.24	13.83%	8.267%	81.15%	644	48.59%	91.72%	9.60%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—20.00	414	$84,246,877.62	6.10%	8.654%	82.23%	650	64.76%	78.85%	25.62%
20.01—25.00	260	$46,950,085.72	3.40%	8.435%	79.83%	647	61.01%	81.41%	20.76%
25.01—30.00	472	$87,645,294.59	6.35%	8.556%	80.35%	634	58.45%	78.59%	15.81%
30.01—35.00	755	$149,858,640.72	10.85%	8.423%	80.15%	645	54.27%	80.53%	14.40%
35.01—40.00	1,094	$232,930,398.86	16.87%	8.460%	81.38%	645	43.27%	83.35%	6.73%
40.01—45.00	1,506	$335,185,399.52	24.28%	8.462%	81.60%	641	43.52%	84.58%	6.28%
45.01—50.00	1,552	$340,435,103.95	24.66%	8.394%	81.70%	640	54.46%	82.63%	5.86%
50.01—55.00	385	$100,998,598.65	7.31%	8.513%	79.51%	605	72.41%	84.06%	11.21%
55.01—60.00	7	$1,786,370.11	0.13%	7.216%	76.27%	638	63.34%	86.09%	0.00%
>= 60.01	2	$693,041.57	0.05%	7.951%	90.31%	639	73.31%	100.00%	0.00%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
ARM—2 Yr/6 Mth	1,509	$299,690,754.39	21.71%	8.986%	80.88%	611	52.67%	100.00%	10.26%
ARM—2 Yr/6 Mth 40 Yr	397	$112,467,374.70	8.15%	8.384%	81.04%	642	40.13%	100.00%	7.08%
ARM—2 Yr/6 Mth IO	189	$65,069,144.99	4.71%	7.592%	80.71%	666	64.64%	100.00%	7.87%
ARM—3 Yr/6 Mth	125	$24,080,556.68	1.74%	8.821%	80.48%	609	57.26%	100.00%	12.59%
ARM—3 Yr/6 Mth 40 Yr	67	$17,033,548.01	1.23%	8.381%	82.04%	636	54.69%	100.00%	8.86%
ARM—3 Yr/6 Mth IO	14	$4,598,124.00	0.33%	7.878%	80.96%	670	58.96%	100.00%	4.21%
ARM—5 Yr/6 Mth	531	$107,513,673.64	7.79%	8.537%	78.96%	623	62.18%	100.00%	13.26%
ARM—5 Yr/6 Mth 40 Yr	155	$45,574,879.94	3.30%	8.098%	82.07%	645	58.72%	100.00%	14.06%
ARM—5 Yr/6 Mth IO	99	$34,380,712.50	2.49%	7.194%	79.31%	665	74.88%	100.00%	10.14%
Balloon—2 Yr/6 Mnth	962	$317,599,685.25	23.00%	8.213%	80.81%	646	33.88%	100.00%	8.71%
Balloon—3 Yr/6 Mnth	74	$18,342,572.15	1.33%	7.866%	80.70%	649	50.81%	100.00%	10.78%
Balloon—30 Year	71	$18,553,303.36	1.34%	7.389%	75.21%	667	76.02%	0.00%	4.23%
Balloon—5 Yr/6 Mnth	297	$93,951,645.05	6.80%	7.757%	79.74%	656	56.75%	100.00%	13.22%
Fixed—15 Year	36	$3,565,485.73	0.26%	9.009%	80.64%	636	64.59%	0.00%	10.66%
Fixed—20 Year	2	$44,246.19	0.00%	10.639%	100.00%	637	100.00%	0.00%	0.00%
Fixed—30 Year	1,856	$202,449,034.14	14.66%	9.136%	85.19%	654	66.27%	0.00%	8.10%
Fixed—40 Year	63	$15,815,070.59	1.15%	7.796%	78.39%	667	72.92%	0.00%	15.49%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Interest Only	302	$104,047,981.49	7.54%	7.473%	80.26%	666	67.77%	100.00%	8.46%
Not Interest Only	6,145	$1,276,681,829.82	92.46%	8.540%	81.25%	637	51.08%	81.17%	9.87%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	6,145	$1,276,681,829.82	92.46%	8.540%	81.25%	637	51.08%	81.17%	9.87%
24	189	$65,069,144.99	4.71%	7.592%	80.71%	666	64.64%	100.00%	7.87%
36	14	$4,598,124.00	0.33%	7.878%	80.96%	670	58.96%	100.00%	4.21%
60	99	$34,380,712.50	2.49%	7.194%	79.31%	665	74.88%	100.00%	10.14%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	1,803	$343,321,081.43	24.87%	9.086%	82.46%	637	47.77%	83.00%	10.69%
12	293	$86,053,014.19	6.23%	8.755%	81.39%	638	42.20%	91.48%	13.77%
24	2,391	$515,316,938.16	37.32%	8.520%	81.60%	635	47.58%	92.66%	7.49%
36	1,959	$435,968,798.94	31.58%	7.835%	79.61%	647	63.55%	68.61%	10.93%
48	1	$69,978.59	0.01%	11.700%	100.00%	620	0.00%	0.00%	0.00%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien	5,232	$1,298,106,364.60	94.02%	8.292%	80.00%	638	52.94%	87.84%	10.38%
Second Lien	1,215	$82,623,446.71	5.98%	11.088%	99.66%	658	42.85%	0.00%	0.00%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Full	3,600	$722,586,853.99	52.33%	8.096%	80.91%	629	100.00%	77.56%	8.09%
Limited	360	$80,097,650.32	5.80%	8.333%	82.18%	629	0.00%	86.13%	9.62%
Stated	2,487	$578,045,307.00	41.87%	8.930%	81.37%	654	0.00%	88.38%	11.86%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Cash-Out Refi	2,368	$570,687,436.91	41.33%	8.414%	78.37%	619	62.81%	80.10%	10.22%
Purchase	3,668	$714,403,425.08	51.74%	8.525%	83.36%	657	41.87%	85.64%	9.09%
Rate/Term Refi	411	$95,638,949.32	6.93%	8.239%	81.54%	631	68.01%	74.62%	12.00%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Condominium	587	$111,371,955.86	8.07%	8.436%	83.07%	650	53.01%	86.07%	6.18%
Planned Unit Development	885	$212,233,815.66	15.37%	8.310%	81.33%	645	53.86%	82.32%	8.93%
Single Family	4,629	$973,599,621.14	70.51%	8.470%	80.91%	636	53.34%	81.77%	10.18%
Townhouse	9	$1,293,250.00	0.09%	8.577%	84.29%	660	43.40%	100.00%	23.59%
Two to Four Units	337	$82,231,168.65	5.96%	8.749%	81.23%	653	35.72%	87.94%	11.57%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Investor	633	$103,951,328.64	7.53%	9.595%	84.70%	669	29.55%	92.70%	54.75%
Owner-Occupied	5,734	$1,257,536,974.42	91.08%	8.367%	80.86%	637	54.33%	81.58%	5.55%
Second Home	80	$19,241,508.25	1.39%	8.348%	82.96%	650	44.70%	94.00%	41.77%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Adj Rate Mortgage	4,419	$1,140,302,671.30	82.59%	8.364%	80.60%	636	49.15%	100.00%	10.06%
Fixed Rate Mortgage	2,028	$240,427,140.01	17.41%	8.912%	83.91%	655	67.44%	0.00%	8.32%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
<= 4.999	3,985	$1,033,812,291.03	90.66%	8.280%	81.04%	643	47.01%	100.00%	10.67%
5.000—5.999	269	$68,947,863.71	6.05%	9.095%	78.76%	573	69.37%	100.00%	6.52%
6.000—6.999	165	$37,542,516.56	3.29%	9.322%	71.85%	551	70.82%	100.00%	0.00%
Total	**4,419**	**$1,140,302,671.30**	**100.00%**	**8.364%**	**80.60%**	**636**	**49.15%**	**100.00%**	**10.06%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	17	$6,671,326.40	0.59%	5.788%	73.34%	702	94.53%	100.00%	8.15%
6.000—6.499	94	$31,822,229.48	2.79%	6.282%	77.83%	676	92.57%	100.00%	5.84%
6.500—6.999	270	$86,958,275.91	7.63%	6.786%	79.19%	667	76.72%	100.00%	9.93%
7.000—7.499	479	$130,329,449.85	11.43%	7.265%	79.16%	655	69.43%	100.00%	3.51%
7.500—7.999	779	$216,171,277.97	18.96%	7.740%	79.38%	647	54.13%	100.00%	5.93%
8.000—8.499	682	$181,781,514.23	15.94%	8.235%	79.25%	637	39.52%	100.00%	5.50%
8.500—8.999	690	$186,750,499.91	16.38%	8.710%	80.54%	634	32.76%	100.00%	9.81%
9.000—9.499	426	$110,159,720.87	9.66%	9.221%	81.38%	625	35.68%	100.00%	13.27%
9.500—9.999	338	$78,296,162.61	6.87%	9.733%	83.59%	598	44.46%	100.00%	17.59%
10.000—10.499	240	$46,257,387.89	4.06%	10.224%	85.64%	603	41.82%	100.00%	26.82%
10.500—10.999	219	$42,562,759.06	3.73%	10.724%	86.74%	587	39.47%	100.00%	22.85%
11.000—11.499	102	$14,603,209.97	1.28%	11.196%	86.14%	585	30.91%	100.00%	29.93%
11.500—11.999	51	$4,851,040.55	0.43%	11.644%	88.06%	593	44.04%	100.00%	30.83%
12.000—12.499	23	$1,695,619.29	0.15%	12.118%	89.40%	621	26.75%	100.00%	55.39%
12.500—12.999	9	$1,392,197.31	0.12%	12.670%	92.84%	616	4.84%	100.00%	49.77%
Total	**4,419**	**$1,140,302,671.30**	**100.00%**	**8.364%**	**80.60%**	**636**	**49.15%**	**100.00%**	**10.06%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
11.500—11.999	17	$6,671,326.40	0.59%	5.788%	73.34%	702	94.53%	100.00%	8.15%
12.000—12.499	94	$31,822,229.48	2.79%	6.282%	77.83%	676	92.57%	100.00%	5.84%
12.500—12.999	270	$86,958,275.91	7.63%	6.786%	79.19%	667	76.72%	100.00%	9.93%
13.000—13.499	479	$130,329,449.85	11.43%	7.265%	79.16%	655	69.43%	100.00%	3.51%
13.500—13.999	779	$216,171,277.97	18.96%	7.740%	79.38%	647	54.13%	100.00%	5.93%
14.000—14.499	682	$181,781,514.23	15.94%	8.235%	79.25%	637	39.52%	100.00%	5.50%
14.500—14.999	690	$186,750,499.91	16.38%	8.710%	80.54%	634	32.76%	100.00%	9.81%
15.000—15.499	426	$110,159,720.87	9.66%	9.221%	81.38%	625	35.68%	100.00%	13.27%
15.500—15.999	338	$78,296,162.61	6.87%	9.733%	83.59%	598	44.46%	100.00%	17.59%
16.000—16.499	240	$46,257,387.89	4.06%	10.224%	85.64%	603	41.82%	100.00%	26.82%
16.500—16.999	219	$42,562,759.06	3.73%	10.724%	86.74%	587	39.47%	100.00%	22.85%
17.000—17.499	102	$14,603,209.97	1.28%	11.196%	86.14%	585	30.91%	100.00%	29.93%
17.500—17.999	51	$4,851,040.55	0.43%	11.644%	88.06%	593	44.04%	100.00%	30.83%
18.000—18.499	23	$1,695,619.29	0.15%	12.118%	89.40%	621	26.75%	100.00%	55.39%
18.500—18.999	9	$1,392,197.31	0.12%	12.670%	92.84%	616	4.84%	100.00%	49.77%
Total	**4,419**	**$1,140,302,671.30**	**100.00%**	**8.364%**	**80.60%**	**636**	**49.15%**	**100.00%**	**10.06%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	194	$65,885,995.87	5.78%	7.601%	80.71%	666	65.07%	100.00%	7.77%
2.000	2,867	$729,673,870.70	63.99%	8.557%	80.87%	631	42.55%	100.00%	9.09%
3.000	1,358	$344,742,804.73	30.23%	8.100%	79.99%	641	60.07%	100.00%	12.56%
Total	**4,419**	**$1,140,302,671.30**	**100.00%**	**8.364%**	**80.60%**	**636**	**49.15%**	**100.00%**	**10.06%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	4,419	$1,140,302,671.30	100.00%	8.364%	80.60%	636	49.15%	100.00%	10.06%
Total	**4,419**	**$1,140,302,671.30**	**100.00%**	**8.364%**	**80.60%**	**636**	**49.15%**	**100.00%**	**10.06%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1/1/2008	1	$490,693.53	0.04%	7.990%	80.00%	624	0.00%	100.00%	0.00%
2/1/2008	2	$482,732.86	0.04%	9.000%	72.79%	573	0.00%	100.00%	0.00%
3/1/2008	3	$475,319.62	0.04%	9.581%	72.50%	556	50.49%	100.00%	0.00%
4/1/2008	1	$597,596.40	0.05%	8.400%	80.00%	647	0.00%	100.00%	0.00%
5/1/2008	2	$417,119.34	0.04%	8.931%	77.11%	580	21.14%	100.00%	0.00%
6/1/2008	24	$5,014,081.08	0.44%	8.495%	82.51%	615	68.44%	100.00%	6.53%
7/1/2008	23	$5,957,449.90	0.52%	8.670%	82.96%	626	43.60%	100.00%	16.00%
8/1/2008	224	$52,918,659.46	4.64%	8.488%	81.36%	638	49.05%	100.00%	17.06%
9/1/2008	1,676	$455,898,891.14	39.98%	8.461%	80.64%	633	43.67%	100.00%	7.55%
10/1/2008	1,101	$272,574,416.00	23.90%	8.498%	81.09%	636	44.48%	100.00%	9.81%
3/1/2009	1	$82,400.00	0.01%	8.500%	80.00%	621	100.00%	100.00%	0.00%
7/1/2009	3	$493,534.26	0.04%	9.128%	84.47%	622	59.50%	100.00%	0.00%
8/1/2009	20	$3,400,437.52	0.30%	9.247%	80.66%	621	35.71%	100.00%	24.82%
9/1/2009	148	$36,302,511.06	3.18%	8.332%	80.80%	633	56.14%	100.00%	11.94%
10/1/2009	108	$23,775,918.00	2.09%	8.268%	81.28%	632	55.37%	100.00%	6.46%
2/1/2011	1	$317,773.61	0.03%	6.800%	79.40%	729	100.00%	100.00%	0.00%
4/1/2011	1	$557,661.14	0.05%	7.900%	80.00%	682	0.00%	100.00%	0.00%
5/1/2011	1	$391,200.00	0.03%	6.800%	80.00%	653	100.00%	100.00%	0.00%
6/1/2011	1	$390,596.43	0.03%	7.413%	80.00%	684	0.00%	100.00%	0.00%
7/1/2011	10	$1,602,302.70	0.14%	8.241%	84.17%	613	50.51%	100.00%	5.33%
8/1/2011	59	$13,122,215.15	1.15%	7.964%	79.13%	622	82.92%	100.00%	7.17%
9/1/2011	583	$156,080,384.60	13.69%	8.002%	79.90%	647	61.17%	100.00%	13.29%
10/1/2011	426	$108,958,777.50	9.56%	8.115%	79.59%	639	59.48%	100.00%	13.59%
Total	**4,419**	**$1,140,302,671.30**	**100.00%**	**8.364%**	**80.60%**	**636**	**49.15%**	**100.00%**	**10.06%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Alabama	43	$5,220,545.71	0.38%	9.676%	82.44%	610	39.60%	75.72%	26.01%
Alaska	28	$5,919,819.69	0.43%	8.462%	81.70%	624	66.51%	89.73%	21.28%
Arizona	256	$44,786,621.09	3.24%	8.325%	80.51%	641	47.44%	85.41%	5.82%
Arkansas	8	$1,379,128.62	0.10%	9.055%	90.65%	632	85.32%	76.89%	66.38%
California	1,817	$546,106,628.15	39.55%	8.214%	80.35%	648	43.55%	84.43%	6.97%
Colorado	233	$39,825,857.99	2.88%	8.507%	83.39%	638	65.60%	84.02%	12.93%
Connecticut	53	$12,380,669.80	0.90%	8.583%	81.04%	622	62.36%	79.06%	10.08%
Delaware	6	$793,461.10	0.06%	8.468%	76.21%	588	46.88%	73.03%	0.00%
District of Columbia	20	$5,275,910.47	0.38%	8.385%	73.25%	616	53.09%	98.20%	5.64%
Florida	841	$163,434,029.60	11.84%	8.493%	80.46%	635	51.02%	81.24%	9.23%
Georgia	126	$19,023,248.82	1.38%	9.034%	83.47%	632	52.57%	79.23%	13.12%
Hawaii	29	$9,397,722.14	0.68%	7.626%	74.88%	665	68.02%	62.91%	13.53%
Idaho	25	$3,162,039.93	0.23%	8.750%	82.16%	623	87.57%	86.97%	9.08%
Illinois	197	$40,642,611.77	2.94%	9.113%	82.16%	639	46.67%	84.02%	6.86%
Indiana	63	$6,827,026.63	0.49%	9.487%	84.89%	610	66.90%	86.81%	24.12%
Iowa	6	$702,578.20	0.05%	9.656%	85.91%	575	100.00%	74.70%	0.00%
Kansas	16	$2,365,294.71	0.17%	9.502%	79.27%	594	69.55%	97.30%	6.09%
Kentucky	9	$1,005,909.88	0.07%	8.235%	79.38%	639	100.00%	35.63%	39.36%
Louisiana	17	$2,543,540.90	0.18%	8.457%	78.25%	598	82.36%	79.36%	10.83%
Maine	12	$1,735,109.89	0.13%	8.714%	79.96%	599	95.36%	82.84%	0.00%
Maryland	248	$62,249,092.13	4.51%	8.317%	81.47%	634	62.35%	83.24%	10.02%
Massachusetts	77	$18,279,739.77	1.32%	8.991%	80.12%	638	57.86%	80.92%	10.95%
Michigan	132	$14,786,371.45	1.07%	9.423%	86.36%	638	61.14%	85.42%	33.44%
Minnesota	35	$6,943,304.89	0.50%	8.461%	83.27%	645	57.08%	82.65%	26.88%
Missouri	62	$6,913,662.23	0.50%	9.118%	84.07%	614	67.41%	85.05%	13.20%
Montana	17	$2,633,527.31	0.19%	9.048%	79.33%	593	85.43%	76.46%	0.00%
Nebraska	51	$5,633,200.49	0.41%	9.175%	82.74%	629	60.51%	79.23%	15.18%
Nevada	39	$8,104,445.75	0.59%	8.192%	80.56%	655	60.97%	77.81%	4.49%
New Hampshire	17	$3,562,746.98	0.26%	8.179%	79.40%	607	89.87%	93.77%	0.00%
New Jersey	232	$52,696,435.74	3.82%	8.845%	81.75%	632	54.32%	85.53%	5.75%
New Mexico	17	$2,717,101.92	0.20%	8.667%	80.40%	616	73.95%	70.22%	21.74%
New York	130	$39,532,480.45	2.86%	8.495%	80.57%	657	37.89%	83.39%	9.54%
North Carolina	107	$12,192,464.91	0.88%	8.922%	83.28%	618	75.20%	74.65%	22.77%
North Dakota	1	$77,970.95	0.01%	10.800%	100.00%	586	100.00%	0.00%	100.00%
Ohio	26	$2,551,300.90	0.18%	9.833%	90.81%	620	76.66%	72.62%	31.15%
Oklahoma	25	$1,891,901.10	0.14%	9.640%	84.33%	581	87.51%	68.25%	15.09%
Oregon	104	$17,995,309.12	1.30%	8.273%	83.06%	648	71.98%	75.43%	20.28%
Pennsylvania	114	$16,930,218.35	1.23%	8.869%	81.94%	619	68.89%	80.04%	15.26%
Rhode Island	15	$3,652,715.50	0.26%	8.468%	83.48%	635	40.89%	83.90%	6.28%
South Carolina	25	$2,266,589.37	0.16%	9.010%	84.39%	614	84.76%	75.07%	9.15%
South Dakota	7	$508,878.40	0.04%	8.432%	82.83%	607	84.12%	71.45%	0.00%
Tennessee	132	$13,665,947.13	0.99%	9.082%	91.12%	627	85.36%	63.08%	44.88%
Texas	530	$63,478,914.61	4.60%	8.784%	82.26%	631	58.56%	67.76%	11.19%
Utah	48	$9,474,206.71	0.69%	8.401%	81.56%	653	58.68%	91.92%	15.39%
Vermont	5	$930,120.87	0.07%	9.169%	78.36%	600	100.00%	96.80%	0.00%
Virginia	113	$29,411,064.06	2.13%	8.382%	81.85%	645	41.92%	90.40%	11.46%
Washington	272	$60,389,490.38	4.37%	8.225%	81.46%	629	76.82%	85.75%	9.15%
West Virginia	8	$1,304,930.73	0.09%	8.977%	81.98%	592	62.03%	91.11%	5.21%
Wisconsin	50	$6,744,354.45	0.49%	9.629%	82.80%	605	41.57%	85.62%	5.39%
Wyoming	3	$683,569.57	0.05%	9.268%	90.94%	592	100.00%	60.59%	39.41%
Total	**6,447**	**$1,380,729,811.31**	**100.00%**	**8.459%**	**81.17%**	**639**	**52.33%**	**82.59%**	**9.76%**

Mortgage Loan Statistics—Group I

		Minimum	Maximum
Scheduled Principal Balance	$449,742,661	$5,668	$620,000
Average Scheduled Principal Balance	$165,834		
Number of Mortgage Loans	2,712		
Weighted Average Gross Coupon	8.408%	5.750%	12.750%
Weighted Average FICO Score	620	500	817
Weighted Average Original LTV*	78.76%	0.90%	100.00%
Weighted Average Original LTV with MI**	76.73%		
Weighted Average Combined Original LTV***	83.79%	0.90%	100.00%
Weighted Average DTI	41.14%	20.00%	56.00%
Weighted Average Original Term	375 months	180 months	480 months
Weighted Average Stated Remaining Term	374 months	178 months	480 months
Weighted Average Seasoning	1 month	0 months	8 months
Weighted Average Gross Margin	5.213%	4.990%	6.750%
Weighted Average Minimum Interest Rate	8.483%	5.750%	12.750%
Weighted Average Maximum Interest Rate	14.483%	11.750%	18.750%
Weighted Average Initial Rate Cap	2.233%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	30 months	16 months	60 months
Maturity Date		July 1,2021	September 1,2046
Maximum Zip Code Concentration	0.51%	91706	

		Full	65.33%
Adj Rate Mortgage	74.54%	Limited	5.04%
Fixed Rate Mortgage	25.46%	Stated	29.63%
ARM—2 Yr/6 Mth	30.56%	Cash-Out Refi	70.24%
ARM—2 Yr/6 Mth 40 Yr	7.47%	Purchase	20.11%
ARM—2 Yr/6 Mth IO	1.16%	Rate/Term Refi	9.65%
ARM—3 Yr/6 Mth	3.17%		
ARM—3 Yr/6 Mth 40 Yr	1.47%	Condominium	7.07%
ARM—5 Yr/6 Mth	6.24%	Planned Unit Development	12.48%
ARM—5 Yr/6 Mth 40 Yr	1.88%	Single Family	75.22%
ARM—5 Yr/6 Mth IO	0.84%	Townhouse	0.06%
Balloon—2 Yr/6 Mnth	16.64%	Two to Four Family	5.16%
Balloon—3 Yr/6 Mnth	1.99%		
Balloon—30 Year	2.60%	Investor	4.81%
Balloon—5 Yr/6 Mnth	3.12%	Owner-Occupied	94.43%
Fixed—15 Year	0.41%	Second Home	0.77%
Fixed—20 Year	0.01%		
Fixed—30 Year	20.17%	First Lien	96.95%
Fixed—40 Year	2.28%	Second Lien	3.05%
Not Interest Only	98.01%	Top 5 Locations:	
Interest Only	1.99%	California	25.47%
		Florida	12.73%
Prepay Penalty: N/A	24.84%	Washington	6.58%
Prepay Penalty: 12 months	3.95%	Texas	5.46%
Prepay Penalty: 24 months	36.38%	Arizona	5.17%
Prepay Penalty: 36 months	34.83%		
		PMI Coverage	6.81%
		No PMI Coverage	93.19%

*Original LTV for all first lien loans and combined original LTV for all second lien loans
**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI
***Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—50,000.00	321	$10,352,937.46	2.30%	10.746%	94.69%	637	72.18%	8.58%	4.39%
50,000.01—100,000.00	522	$40,433,792.47	8.99%	9.286%	82.72%	619	75.75%	59.80%	14.61%
100,000.01—150,000.00	571	$71,157,354.01	15.82%	8.530%	78.43%	614	75.56%	76.24%	6.28%
150,000.01—200,000.00	406	$71,026,803.62	15.79%	8.311%	76.42%	617	66.30%	80.58%	4.67%
200,000.01—250,000.00	319	$71,803,857.11	15.97%	8.279%	77.80%	617	67.74%	77.92%	4.64%
250,000.01—300,000.00	249	$68,645,578.83	15.26%	8.217%	78.05%	618	59.54%	78.50%	7.80%
300,000.01—350,000.00	157	$50,816,533.77	11.30%	8.032%	77.46%	624	57.25%	75.36%	4.35%
350,000.01—400,000.00	121	$45,410,196.11	10.10%	8.172%	79.96%	625	59.14%	74.84%	6.69%
400,000.01—450,000.00	36	$14,851,978.32	3.30%	7.989%	78.82%	638	55.50%	83.39%	13.76%
450,000.01—500,000.00	3	$1,463,913.85	0.33%	8.484%	79.97%	634	0.00%	66.53%	33.20%
500,000.01—550,000.00	5	$2,602,054.01	0.58%	7.730%	75.42%	629	21.12%	78.88%	0.00%
550,000.01—600,000.00	1	$557,661.14	0.12%	7.900%	80.00%	682	0.00%	100.00%	0.00%
600,000.01—650,000.00	1	$620,000.00	0.14%	6.850%	74.70%	637	100.00%	100.00%	0.00%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	8	$2,550,727.29	0.57%	5.861%	64.98%	694	85.69%	78.46%	0.00%
6.000—6.499	78	$19,962,619.72	4.44%	6.238%	66.02%	685	93.22%	39.62%	2.16%
6.500—6.999	164	$39,031,099.73	8.68%	6.796%	73.81%	662	83.37%	54.34%	8.32%
7.000—7.499	265	$53,026,421.12	11.79%	7.272%	76.82%	652	77.46%	70.53%	2.97%
7.500—7.999	422	$80,858,417.67	17.98%	7.732%	77.73%	631	72.50%	75.45%	8.74%
8.000—8.499	337	$61,956,911.76	13.78%	8.234%	78.37%	614	61.41%	84.01%	5.20%
8.500—8.999	343	$61,347,437.50	13.64%	8.717%	79.09%	610	47.80%	83.94%	7.61%
9.000—9.499	200	$34,204,931.10	7.61%	9.218%	79.96%	595	47.66%	89.05%	7.66%
9.500—9.999	272	$35,243,949.46	7.84%	9.714%	81.13%	579	60.34%	82.00%	5.21%
10.000—10.499	152	$18,997,698.16	4.22%	10.202%	85.50%	571	70.17%	83.66%	10.30%
10.500—10.999	178	$23,447,928.16	5.21%	10.714%	86.16%	572	54.65%	82.66%	8.79%
11.000—11.499	200	$12,735,850.97	2.83%	11.211%	91.08%	593	57.05%	43.69%	5.24%
11.500—11.999	75	$4,626,007.32	1.03%	11.691%	93.56%	596	41.51%	26.09%	11.05%
12.000—12.499	13	$1,353,006.39	0.30%	12.173%	91.49%	578	29.98%	33.41%	52.10%
12.500—12.999	5	$399,654.35	0.09%	12.658%	88.49%	607	33.26%	80.36%	11.69%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
500—524	143	$25,136,796.04	5.59%	9.916%	73.72%	514	69.12%	89.32%	0.30%
525—549	195	$38,100,843.59	8.47%	9.322%	76.88%	538	82.10%	86.62%	2.21%
550—574	245	$42,072,526.87	9.35%	9.137%	80.61%	563	75.53%	85.74%	3.23%
575—599	207	$36,170,965.20	8.04%	8.811%	77.62%	586	68.89%	86.38%	2.53%
600—624	617	$95,757,073.59	21.29%	8.325%	79.48%	612	68.49%	75.99%	2.15%
625—649	566	$87,377,727.01	19.43%	8.127%	79.75%	636	57.38%	70.66%	7.27%
650—674	324	$50,967,121.88	11.33%	8.049%	80.15%	661	57.34%	66.70%	11.27%
675—699	200	$33,761,920.53	7.51%	7.684%	79.55%	686	53.57%	62.62%	19.58%
>= 700	215	$40,397,685.99	8.98%	7.355%	76.49%	730	63.00%	56.52%	16.47%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Original LTV (%)*	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Avg. Original LTV (%)	Weighted Average FICO	Full Doc (%)	% ARM	% MI
First Lien Loans:									
Less than 60.01%	199	$35,493,528.78	7.89%	7.641%	49.26%	625	70.22%	53.60%	0.00%
60.01 to 70.00%	242	$49,031,919.49	10.90%	7.972%	66.74%	608	61.15%	69.20%	0.00%
70.01 to 80.00%	1,275	$233,686,381.86	51.96%	8.163%	78.96%	623	63.10%	80.54%	0.00%
80.01 to 85.00%									
With MI:	49	$8,288,452.48	1.84%	8.410%	84.61%	661	53.56%	57.91%	100.00%
Without MI:	112	$24,744,237.67	5.50%	8.884%	84.63%	590	67.71%	82.72%	0.00%
85.01 to 90.00%									
With MI:	91	$15,413,615.44	3.43%	8.778%	89.72%	662	43.53%	66.36%	100.00%
Without MI:	206	$41,209,725.52	9.16%	9.042%	89.68%	596	72.73%	86.86%	0.00%
90.01 to 95.00%									
With MI:	33	$4,489,755.29	1.00%	8.858%	94.81%	659	68.02%	58.47%	100.00%
Without MI:	82	$15,715,970.19	3.49%	9.466%	94.80%	600	89.43%	87.14%	0.00%
95.01 to 100.00%									
With MI:	25	$2,421,566.45	0.54%	8.509%	99.61%	673	97.69%	43.72%	100.00%
Without MI:	41	$5,508,598.74	1.22%	10.028%	99.97%	611	96.79%	98.43%	0.00%
Subtotal (First Lien):	**2,355**	**$436,003,751.91**	**96.95%**	**8.329%**	**78.11%**	**619**	**65.37%**	**76.89%**	**7.02%**
Second Lien Loans:									
80.01 to 85.00%	1	$27,990.85	0.01%	11.400%	85.00%	617	100.00%	0.00%	0.00%
85.01 to 90.00%	7	$201,354.45	0.04%	10.803%	89.58%	654	56.54%	0.00%	0.00%
90.01 to 95.00%	19	$757,798.60	0.17%	11.027%	94.62%	640	66.80%	0.00%	0.00%
95.01 to 100.00%	330	$12,751,764.89	2.84%	10.912%	99.91%	647	63.94%	0.00%	0.00%
Subtotal (Second Lien):	**357**	**$13,738,908.79**	**3.05%**	**10.918%**	**99.44%**	**646**	**64.06%**	**0.00%**	**0.00%**
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

*Original LTV for all first lien loans and combined original LTV for all second lien loans

Original Effective LTV (%)**	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Avg. Original LTV (%)	Weighted Average FICO	Full Doc (%)	% ARM	% MI
First Lien Loans:									
Less than 60.01%	397	$66,106,918.44	14.70%	8.117%	68.06%	642	62.76%	57.08%	46.31%
60.01 to 70.00%	242	$49,031,919.49	10.90%	7.972%	66.74%	608	61.15%	69.20%	0.00%
70.01 to 80.00%	1,275	$233,686,381.86	51.96%	8.163%	78.96%	623	63.10%	80.54%	0.00%
80.01 to 85.00%	112	$24,744,237.67	5.50%	8.884%	84.63%	590	67.71%	82.72%	0.00%
85.01 to 90.00%	206	$41,209,725.52	9.16%	9.042%	89.68%	596	72.73%	86.86%	0.00%
90.01 to 95.00%	82	$15,715,970.19	3.49%	9.466%	94.80%	600	89.43%	87.14%	0.00%
95.01 to 100.00%	41	$5,508,598.74	1.22%	10.028%	99.97%	611	96.79%	98.43%	0.00%
Subtotal (First Lien):	**2,355**	**$436,003,751.91**	**96.95%**	**8.329%**	**78.11%**	**619**	**65.37%**	**76.89%**	**7.02%**
Second Lien Loans:									
80.01 to 85.00%	1	$27,990.85	0.01%	11.400%	85.00%	617	100.00%	0.00%	0.00%
85.01 to 90.00%	7	$201,354.45	0.04%	10.803%	89.58%	654	56.54%	0.00%	0.00%
90.01 to 95.00%	19	$757,798.60	0.17%	11.027%	94.62%	640	66.80%	0.00%	0.00%
95.01 to 100.00%	330	$12,751,764.89	2.84%	10.912%	99.91%	647	63.94%	0.00%	0.00%
Subtotal (Second Lien):	**357**	**$13,738,908.79**	**3.05%**	**10.918%**	**99.44%**	**646**	**64.06%**	**0.00%**	**0.00%**
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
180	22	$1,825,884.11	0.41%	8.790%	76.29%	634	64.16%	0.00%	17.01%
240	2	$44,246.19	0.01%	10.639%	100.00%	637	100.00%	0.00%	0.00%
360	2,410	$388,989,682.93	86.49%	8.451%	78.54%	618	65.38%	73.68%	6.64%
480	278	$58,882,847.47	13.09%	8.111%	80.26%	634	65.02%	82.61%	7.62%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
121—180	22	$1,825,884.11	0.41%	8.790%	76.29%	634	64.16%	0.00%	17.01%
181—240	2	$44,246.19	0.01%	10.639%	100.00%	637	100.00%	0.00%	0.00%
301—360	2,410	$388,989,682.93	86.49%	8.451%	78.54%	618	65.38%	73.68%	6.64%
>= 361	278	$58,882,847.47	13.09%	8.111%	80.26%	634	65.02%	82.61%	7.62%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—20.00	7	$1,102,376.61	0.25%	8.680%	80.52%	620	64.01%	63.02%	0.00%
20.01—25.00	118	$17,690,004.84	3.93%	8.213%	75.74%	626	77.32%	69.17%	7.86%
25.01—30.00	226	$36,168,381.44	8.04%	8.479%	77.41%	622	66.16%	72.83%	9.81%
30.01—35.00	373	$59,331,020.85	13.19%	8.380%	76.56%	622	68.35%	70.74%	10.24%
35.01—40.00	463	$72,195,984.31	16.05%	8.387%	79.09%	625	59.37%	74.30%	6.92%
40.01—45.00	600	$98,436,748.31	21.89%	8.427%	79.92%	623	59.45%	77.23%	5.93%
45.01—50.00	679	$113,079,644.75	25.14%	8.388%	79.93%	622	65.95%	75.46%	4.50%
50.01—55.00	240	$50,421,904.45	11.21%	8.515%	78.04%	596	76.07%	75.26%	7.29%
55.01—60.00	6	$1,316,595.14	0.29%	7.587%	75.99%	609	50.26%	81.12%	0.00%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
ARM—2 Yr/6 Mth	845	$137,449,790.67	30.56%	8.986%	78.99%	587	64.26%	100.00%	3.65%
ARM—2 Yr/6 Mth 40 Yr	162	$33,597,573.18	7.47%	8.286%	80.48%	630	58.13%	100.00%	3.90%
ARM—2 Yr/6 Mth IO	22	$5,198,822.00	1.16%	7.194%	80.08%	680	67.61%	100.00%	12.86%
ARM—3 Yr/6 Mth	80	$14,271,845.14	3.17%	8.795%	78.42%	590	65.02%	100.00%	7.25%
ARM—3 Yr/6 Mth 40 Yr	30	$6,596,325.67	1.47%	8.021%	82.39%	616	69.07%	100.00%	6.67%
ARM—5 Yr/6 Mth	170	$28,064,737.98	6.24%	8.325%	79.54%	621	74.58%	100.00%	7.70%
ARM—5 Yr/6 Mth 40 Yr	40	$8,449,440.44	1.88%	7.819%	80.85%	640	74.44%	100.00%	15.93%
ARM—5 Yr/6 Mth IO	14	$3,755,600.00	0.84%	6.985%	80.04%	675	91.95%	100.00%	15.58%
Balloon—2 Yr/6 Mnth	311	$74,855,233.93	16.64%	8.186%	78.75%	629	45.30%	100.00%	6.56%
Balloon—3 Yr/6 Mnth	40	$8,964,389.68	1.99%	7.684%	78.98%	645	48.06%	100.00%	6.85%
Balloon—30 Year	53	$11,689,149.05	2.60%	7.443%	73.52%	647	76.00%	0.00%	6.71%
Balloon—5 Yr/6 Mnth	65	$14,048,255.91	3.12%	7.616%	77.32%	644	66.11%	100.00%	4.47%
Fixed—15 Year	22	$1,825,884.11	0.41%	8.790%	76.29%	634	64.16%	0.00%	17.01%
Fixed—20 Year	2	$44,246.19	0.01%	10.639%	100.00%	637	100.00%	0.00%	0.00%
Fixed—30 Year	810	$90,691,858.57	20.17%	8.312%	78.03%	641	79.87%	0.00%	10.38%
Fixed—40 Year	46	$10,239,508.18	2.28%	7.834%	77.69%	657	77.25%	0.00%	13.62%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Interest Only	36	$8,954,422.00	1.99%	7.107%	80.06%	678	77.82%	100.00%	14.00%
Not Interest Only	2,676	$440,788,238.70	98.01%	8.435%	78.73%	619	65.08%	74.03%	6.66%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	2,676	$440,788,238.70	98.01%	8.435%	78.73%	619	65.08%	74.03%	6.66%
24	22	$5,198,822.00	1.16%	7.194%	80.08%	680	67.61%	100.00%	12.86%
60	14	$3,755,600.00	0.84%	6.985%	80.04%	675	91.95%	100.00%	15.58%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	780	$111,718,550.28	24.84%	8.960%	81.31%	615	66.01%	76.48%	7.73%
12	79	$17,760,540.62	3.95%	8.796%	76.43%	608	46.90%	85.65%	2.86%
24	987	$163,622,830.57	36.38%	8.547%	78.97%	611	60.11%	94.80%	4.01%
36	866	$156,640,739.23	34.83%	7.826%	76.98%	634	72.40%	50.74%	9.52%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien	2,355	$436,003,751.91	96.95%	8.329%	78.11%	619	65.37%	76.89%	7.02%
Second Lien	357	$13,738,908.79	3.05%	10.918%	99.44%	646	64.06%	0.00%	0.00%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Full	1,882	$293,834,495.56	65.33%	8.201%	79.07%	615	100.00%	69.22%	5.64%
Limited	127	$22,657,553.76	5.04%	8.263%	80.27%	618	0.00%	81.32%	10.17%
Stated	703	$133,250,611.38	29.63%	8.890%	77.81%	631	0.00%	85.13%	8.81%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Cash-Out Refi	1,623	$315,888,181.98	70.24%	8.412%	77.09%	613	64.02%	74.16%	7.12%
Purchase	834	$90,464,130.26	20.11%	8.449%	83.45%	644	66.03%	79.98%	3.61%
Rate/Term Refi	255	$43,390,348.46	9.65%	8.293%	81.11%	622	73.46%	65.98%	11.18%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Condominium	206	$31,816,885.85	7.07%	8.254%	82.33%	638	63.09%	82.71%	5.42%
Planned Unit Development	312	$56,106,122.40	12.48%	8.194%	79.56%	626	66.03%	77.82%	6.09%
Single Family	2,087	$338,313,861.48	75.22%	8.463%	78.38%	616	66.92%	72.42%	7.35%
Townhouse	2	$281,650.00	0.06%	8.991%	93.63%	688	27.48%	100.00%	27.48%
Two to Four Units	105	$23,224,140.97	5.16%	8.340%	77.35%	632	44.11%	86.05%	2.30%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Investor	142	$21,624,437.80	4.81%	9.196%	79.74%	655	30.10%	83.06%	22.95%
Owner-Occupied	2,553	$424,671,855.65	94.43%	8.371%	78.70%	618	67.26%	74.07%	5.69%
Second Home	17	$3,446,367.25	0.77%	8.002%	80.24%	652	49.30%	79.45%	43.10%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Adj Rate Mortgage	1,779	$335,252,014.60	74.54%	8.483%	79.18%	612	60.67%	100.00%	5.58%
Fixed Rate Mortgage	933	$114,490,646.10	25.46%	8.189%	77.52%	643	79.00%	0.00%	10.39%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
<= 4.999	1,481	$277,111,420.78	82.66%	8.335%	79.97%	623	57.82%	100.00%	6.27%
5.000—5.999	171	$34,162,287.82	10.19%	9.163%	77.80%	568	69.11%	100.00%	3.92%
6.000—6.999	127	$23,978,306.00	7.15%	9.222%	72.03%	550	81.57%	100.00%	0.00%
Total	**1,779**	**$335,252,014.60**	**100.00%**	**8.483%**	**79.18%**	**612**	**60.67%**	**100.00%**	**5.58%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	7	$2,001,277.45	0.60%	5.830%	65.56%	703	81.76%	100.00%	0.00%
6.000—6.499	32	$7,909,825.30	2.36%	6.264%	73.53%	657	91.10%	100.00%	5.45%
6.500—6.999	92	$21,209,967.78	6.33%	6.797%	76.75%	658	77.65%	100.00%	12.39%
7.000—7.499	189	$37,397,019.78	11.15%	7.280%	77.81%	645	73.50%	100.00%	0.29%
7.500—7.999	308	$61,006,721.29	18.20%	7.738%	77.88%	629	67.15%	100.00%	6.47%
8.000—8.499	269	$52,048,469.46	15.53%	8.232%	78.35%	614	58.37%	100.00%	4.15%
8.500—8.999	274	$51,495,867.43	15.36%	8.718%	79.06%	609	45.71%	100.00%	6.44%
9.000—9.499	168	$30,460,501.23	9.09%	9.215%	79.46%	591	48.28%	100.00%	4.38%
9.500—9.999	163	$28,901,533.36	8.62%	9.710%	80.10%	572	56.71%	100.00%	4.43%
10.000—10.499	105	$15,893,005.88	4.74%	10.207%	85.36%	565	68.40%	100.00%	8.97%
10.500—10.999	113	$19,383,017.70	5.78%	10.709%	86.00%	567	53.60%	100.00%	8.27%
11.000—11.499	38	$5,564,649.48	1.66%	11.162%	82.83%	555	38.39%	100.00%	6.66%
11.500—11.999	14	$1,207,000.17	0.36%	11.681%	87.34%	566	74.80%	100.00%	5.22%
12.000—12.499	4	$451,987.04	0.13%	12.111%	90.14%	574	52.99%	100.00%	0.00%
12.500—12.999	3	$321,171.25	0.10%	12.688%	89.78%	626	21.00%	100.00%	14.55%
Total	**1,779**	**$335,252,014.60**	**100.00%**	**8.483%**	**79.18%**	**612**	**60.67%**	**100.00%**	**5.58%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
11.500—11.999	7	$2,001,277.45	0.60%	5.830%	65.56%	703	81.76%	100.00%	0.00%
12.000—12.499	32	$7,909,825.30	2.36%	6.264%	73.53%	657	91.10%	100.00%	5.45%
12.500—12.999	92	$21,209,967.78	6.33%	6.797%	76.75%	658	77.65%	100.00%	12.39%
13.000—13.499	189	$37,397,019.78	11.15%	7.280%	77.81%	645	73.50%	100.00%	0.29%
13.500—13.999	308	$61,006,721.29	18.20%	7.738%	77.88%	629	67.15%	100.00%	6.47%
14.000—14.499	269	$52,048,469.46	15.53%	8.232%	78.35%	614	58.37%	100.00%	4.15%
14.500—14.999	274	$51,495,867.43	15.36%	8.718%	79.06%	609	45.71%	100.00%	6.44%
15.000—15.499	168	$30,460,501.23	9.09%	9.215%	79.46%	591	48.28%	100.00%	4.38%
15.500—15.999	163	$28,901,533.36	8.62%	9.710%	80.10%	572	56.71%	100.00%	4.43%
16.000—16.499	105	$15,893,005.88	4.74%	10.207%	85.36%	565	68.40%	100.00%	8.97%
16.500—16.999	113	$19,383,017.70	5.78%	10.709%	86.00%	567	53.60%	100.00%	8.27%
17.000—17.499	38	$5,564,649.48	1.66%	11.162%	82.83%	555	38.39%	100.00%	6.66%
17.500—17.999	14	$1,207,000.17	0.36%	11.681%	87.34%	566	74.80%	100.00%	5.22%
18.000—18.499	4	$451,987.04	0.13%	12.111%	90.14%	574	52.99%	100.00%	0.00%
18.500—18.999	3	$321,171.25	0.10%	12.688%	89.78%	626	21.00%	100.00%	14.55%
Total	**1,779**	**$335,252,014.60**	**100.00%**	**8.483%**	**79.18%**	**612**	**60.67%**	**100.00%**	**5.58%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	24	$5,600,539.25	1.67%	7.184%	80.04%	681	69.93%	100.00%	11.94%
2.000	1,317	$245,818,654.14	73.32%	8.647%	79.12%	606	57.64%	100.00%	4.57%
3.000	438	$83,832,821.21	25.01%	8.088%	79.30%	626	68.93%	100.00%	8.12%
Total	**1,779**	**$335,252,014.60**	**100.00%**	**8.483%**	**79.18%**	**612**	**60.67%**	**100.00%**	**5.58%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	1,779	$335,252,014.60	100.00%	8.483%	79.18%	612	60.67%	100.00%	5.58%
Total	**1,779**	**$335,252,014.60**	**100.00%**	**8.483%**	**79.18%**	**612**	**60.67%**	**100.00%**	**5.58%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
2/1/2008	2	$482,732.86	0.14%	9.000%	72.79%	573	0.00%	100.00%	0.00%
3/1/2008	3	$475,319.62	0.14%	9.581%	72.50%	556	50.49%	100.00%	0.00%
5/1/2008	2	$417,119.34	0.12%	8.931%	77.11%	580	21.14%	100.00%	0.00%
6/1/2008	13	$2,464,563.26	0.74%	8.305%	80.39%	605	64.50%	100.00%	0.00%
7/1/2008	7	$1,077,860.44	0.32%	8.558%	78.18%	634	61.55%	100.00%	0.00%
8/1/2008	102	$17,258,313.69	5.15%	8.521%	78.73%	609	65.30%	100.00%	3.41%
9/1/2008	725	$141,487,918.57	42.20%	8.636%	78.85%	603	59.04%	100.00%	2.87%
10/1/2008	486	$87,437,592.00	26.08%	8.606%	79.76%	614	54.78%	100.00%	8.30%
7/1/2009	2	$293,655.97	0.09%	9.079%	87.52%	623	100.00%	100.00%	0.00%
8/1/2009	10	$1,697,743.40	0.51%	8.835%	77.59%	587	71.53%	100.00%	12.35%
9/1/2009	83	$17,299,241.12	5.16%	8.227%	79.13%	617	62.00%	100.00%	8.66%
10/1/2009	55	$10,541,920.00	3.14%	8.283%	80.09%	608	56.06%	100.00%	3.63%
2/1/2011	1	$317,773.61	0.09%	6.800%	79.40%	729	100.00%	100.00%	0.00%
4/1/2011	1	$557,661.14	0.17%	7.900%	80.00%	682	0.00%	100.00%	0.00%
6/1/2011	1	$390,596.43	0.12%	7.413%	80.00%	684	0.00%	100.00%	0.00%
7/1/2011	6	$962,680.26	0.29%	8.273%	86.06%	612	49.47%	100.00%	0.00%
8/1/2011	27	$4,842,501.78	1.44%	8.428%	79.91%	620	76.60%	100.00%	12.73%
9/1/2011	242	$45,234,971.11	13.49%	7.934%	79.06%	634	75.94%	100.00%	8.93%
10/1/2011	11	$2,011,850.00	0.60%	7.858%	76.98%	623	55.07%	100.00%	3.13%
Total	**1,779**	**$335,252,014.60**	**100.00%**	**8.483%**	**79.18%**	**612**	**60.67%**	**100.00%**	**5.58%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Alabama	24	$1,921,060.45	0.43%	9.282%	81.72%	607	78.41%	53.77%	18.99%
Alaska	10	$2,210,671.47	0.49%	8.207%	87.27%	633	63.00%	91.81%	39.82%
Arizona	146	$23,242,732.75	5.17%	8.069%	78.56%	631	56.97%	87.45%	4.33%
Arkansas	4	$500,799.89	0.11%	9.508%	92.08%	598	100.00%	42.91%	13.96%
California	447	$114,533,601.81	25.47%	8.003%	73.79%	629	51.39%	73.70%	5.01%
Colorado	118	$16,513,392.76	3.67%	8.742%	83.67%	617	73.93%	82.92%	10.09%
Connecticut	31	$6,262,064.02	1.39%	8.217%	78.45%	609	74.73%	72.59%	3.12%
Delaware	5	$669,581.21	0.15%	8.633%	75.51%	568	37.05%	68.04%	0.00%
District of Columbia	13	$2,753,671.62	0.61%	8.503%	72.43%	598	73.58%	96.55%	10.80%
Florida	349	$57,266,107.17	12.73%	8.387%	77.41%	611	62.30%	72.51%	4.06%
Georgia	78	$10,292,901.09	2.29%	9.145%	84.78%	613	74.53%	65.64%	10.93%
Hawaii	15	$4,749,589.34	1.06%	7.619%	74.34%	650	54.22%	57.03%	8.32%
Idaho	17	$2,188,025.79	0.49%	8.635%	81.56%	613	100.00%	87.28%	6.12%
Illinois	90	$15,089,780.47	3.36%	8.953%	81.98%	618	63.40%	77.36%	4.60%
Indiana	28	$2,634,886.37	0.59%	9.536%	87.50%	588	89.11%	94.05%	7.47%
Iowa	6	$702,578.20	0.16%	9.656%	85.91%	575	100.00%	74.70%	0.00%
Kansas	10	$1,206,495.78	0.27%	9.398%	78.16%	562	100.00%	94.71%	7.83%
Kentucky	6	$787,487.04	0.18%	7.878%	77.57%	635	100.00%	22.22%	26.98%
Louisiana	11	$975,655.68	0.22%	9.059%	82.36%	618	73.86%	64.81%	28.22%
Maine	7	$1,073,726.26	0.24%	8.500%	82.24%	624	100.00%	87.71%	0.00%
Maryland	106	$21,412,656.58	4.76%	8.254%	78.78%	619	75.53%	71.89%	6.64%
Massachusetts	32	$6,531,997.62	1.45%	8.750%	78.95%	629	60.05%	82.54%	6.87%
Michigan	57	$5,897,852.16	1.31%	9.234%	84.23%	610	75.02%	79.97%	10.21%
Minnesota	19	$2,463,643.15	0.55%	8.270%	79.63%	631	69.51%	85.57%	10.35%
Missouri	39	$4,238,391.87	0.94%	8.959%	83.63%	597	88.45%	83.80%	6.16%
Montana	12	$1,758,350.45	0.39%	8.724%	78.76%	605	78.17%	82.03%	0.00%
Nebraska	28	$2,311,022.74	0.51%	9.425%	83.74%	613	74.22%	67.14%	16.59%
Nevada	16	$3,288,511.82	0.73%	7.959%	76.89%	633	72.24%	71.77%	0.00%
New Hampshire	13	$1,779,262.71	0.40%	8.494%	80.80%	609	79.72%	91.75%	0.00%
New Jersey	82	$16,235,301.91	3.61%	8.622%	79.88%	620	65.64%	77.19%	0.29%
New Mexico	13	$1,768,410.40	0.39%	8.595%	84.09%	620	100.00%	54.24%	33.40%
New York	45	$10,432,519.06	2.32%	8.221%	73.69%	613	48.02%	68.69%	2.01%
North Carolina	51	$4,853,331.08	1.08%	8.950%	83.14%	617	76.12%	68.31%	33.12%
North Dakota	1	$77,970.95	0.02%	10.800%	100.00%	586	100.00%	0.00%	100.00%
Ohio	11	$1,039,175.26	0.23%	9.093%	88.93%	611	100.00%	32.79%	10.15%
Oklahoma	21	$1,653,474.65	0.37%	9.484%	84.29%	581	88.22%	75.58%	8.38%
Oregon	66	$8,688,296.76	1.93%	8.275%	82.16%	649	77.55%	75.10%	5.51%
Pennsylvania	65	$9,522,930.28	2.12%	8.659%	81.53%	606	76.98%	68.85%	7.86%
Rhode Island	6	$1,251,930.61	0.28%	8.251%	80.37%	629	30.03%	69.97%	18.33%
South Carolina	18	$1,283,696.99	0.29%	8.937%	83.16%	613	100.00%	60.93%	11.26%
South Dakota	4	$344,459.34	0.08%	8.192%	83.33%	601	100.00%	62.52%	0.00%
Tennessee	83	$8,486,247.02	1.89%	9.017%	91.25%	617	91.67%	65.22%	39.35%
Texas	252	$24,564,351.77	5.46%	8.743%	81.79%	620	70.40%	57.67%	9.69%
Utah	22	$2,687,091.13	0.60%	8.513%	78.34%	618	69.17%	91.11%	0.00%
Vermont	4	$445,120.87	0.10%	9.570%	88.25%	582	100.00%	93.31%	0.00%
Virginia	32	$5,710,221.14	1.27%	8.347%	77.79%	634	46.58%	83.44%	6.62%
Washington	157	$29,582,589.88	6.58%	8.261%	81.17%	612	83.05%	83.86%	1.96%
West Virginia	3	$636,679.24	0.14%	8.123%	80.00%	592	100.00%	100.00%	0.00%
Wisconsin	36	$4,538,794.52	1.01%	9.518%	83.89%	608	46.01%	78.63%	5.40%
Wyoming	3	$683,569.57	0.15%	9.268%	90.94%	592	100.00%	60.59%	39.41%
Total	**2,712**	**$449,742,660.70**	**100.00%**	**8.408%**	**78.76%**	**620**	**65.33%**	**74.54%**	**6.81%**

Mortgage Loan Statistics—Group II

		Minimum	Maximum
Scheduled Principal Balance	$930,987,151	$10,796	$1,124,763
Average Scheduled Principal Balance	$249,260		
Number of Mortgage Loans	3,735		
Weighted Average Gross Coupon	8.484%	5.550%	13.250%
Weighted Average FICO Score	649	501	821
Weighted Average Original LTV*	82.34%	12.66%	100.00%
Weighted Average Original LTV with MI**	79.05%		
Weighted Average Combined Original LTV***	92.81%	12.66%	100.00%
Weighted Average DTI	38.57%	1.00%	76.00%
Weighted Average Original Term	377 months	180 months	480 months
Weighted Average Stated Remaining Term	376 months	179 months	480 months
Weighted Average Seasoning	1 month	0 months	9 months
Weighted Average Gross Margin	5.060%	4.990%	6.750%
Weighted Average Minimum Interest Rate	8.314%	5.550%	12.900%
Weighted Average Maximum Interest Rate	14.314%	11.550%	18.900%
Weighted Average Initial Rate Cap	2.249%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	34 months	15 months	60 months

Maturity Date		August 1,2021	September 1,2046
Maximum Zip Code Concentration	0.54%	94601	
		Full	46.05%
Adj Rate Mortgage	86.47%	Limited	6.17%
Fixed Rate Mortgage	13.53%	Stated	47.78%
ARM—2 Yr/6 Mth	17.43%	Cash-Out Refi	27.37%
ARM—2 Yr/6 Mth 40 Yr	8.47%	Purchase	67.02%
ARM—2 Yr/6 Mth IO	6.43%	Rate/Term Refi	5.61%
ARM—3 Yr/6 Mth	1.05%		
ARM—3 Yr/6 Mth 40 Yr	1.12%	Condominium	8.55%
ARM—3 Yr/6 Mth IO	0.49%	Planned Unit Development	16.77%
ARM—5 Yr/6 Mth	8.53%	Single Family	68.24%
ARM—5 Yr/6 Mth 40 Yr	3.99%	Townhouse	0.11%
ARM—5 Yr/6 Mth IO	3.29%	Two to Four Family	6.34%
Balloon—2 Yr/6 Mnth	26.07%		
Balloon—3 Yr/6 Mnth	1.01%	Investor	8.84%
Balloon—30 Year	0.74%	Owner-Occupied	89.46%
Balloon—5 Yr/6 Mnth	8.58%	Second Home	1.70%
Fixed—15 Year	0.19%		
Fixed—30 Year	12.00%	First Lien	92.60%
Fixed—40 Year	0.60%	Second Lien	7.40%
Not Interest Only	89.79%	Top 5 Locations:	
Interest Only	10.21%	California	46.36%
		Florida	11.40%
Prepay Penalty: N/A	24.88%	Maryland	4.39%
Prepay Penalty: 12 months	7.34%	Texas	4.18%
Prepay Penalty: 24 months	37.78%	New Jersey	3.92%
Prepay Penalty: 36 months	30.00%		
Prepay Penalty: 48 months	0.01%	PMI Coverage	11.19%
		No PMI Coverage	88.81%

*Original LTV for all first lien loans and combined original LTV for all second lien loans
**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI
***Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—50,000.00	286	$10,843,032.82	1.16%	10.786%	96.12%	653	50.29%	22.06%	19.50%
50,000.01—100,000.00	727	$54,109,999.88	5.81%	10.364%	91.44%	649	45.90%	35.41%	19.18%
100,000.01—150,000.00	530	$66,146,722.81	7.11%	9.742%	88.86%	654	44.28%	56.05%	16.20%
150,000.01—200,000.00	385	$67,282,038.70	7.23%	8.660%	82.15%	643	48.58%	85.96%	11.13%
200,000.01—250,000.00	292	$65,597,686.48	7.05%	8.387%	81.33%	648	50.85%	94.41%	8.99%
250,000.01—300,000.00	306	$84,320,339.58	9.06%	8.161%	80.91%	646	42.42%	94.86%	6.30%
300,000.01—350,000.00	220	$71,352,351.32	7.66%	8.122%	80.54%	656	40.79%	96.71%	7.66%
350,000.01—400,000.00	176	$65,859,007.66	7.07%	7.967%	81.37%	658	45.39%	98.86%	8.52%
400,000.01—450,000.00	199	$85,276,112.01	9.16%	8.161%	80.65%	648	40.38%	95.01%	8.58%
450,000.01—500,000.00	156	$74,060,386.22	7.96%	7.911%	80.46%	652	46.12%	92.32%	6.34%
500,000.01—550,000.00	146	$76,549,483.99	8.22%	8.131%	81.66%	648	48.55%	92.48%	14.33%
550,000.01—600,000.00	111	$64,229,806.89	6.90%	8.206%	80.31%	657	35.86%	92.03%	11.69%
600,000.01—650,000.00	76	$47,720,611.65	5.13%	8.445%	81.40%	639	40.69%	94.62%	15.73%
650,000.01—700,000.00	34	$22,939,282.24	2.46%	7.839%	81.39%	644	70.58%	79.36%	11.78%
700,000.01—750,000.00	43	$31,368,557.37	3.37%	8.129%	81.76%	641	56.20%	90.61%	20.97%
750,000.01—800,000.00	10	$7,848,103.04	0.84%	8.937%	80.04%	661	19.61%	100.00%	0.00%
800,000.01—850,000.00	7	$5,775,027.42	0.62%	9.547%	82.20%	598	57.29%	100.00%	0.00%
850,000.01—900,000.00	8	$6,997,432.31	0.75%	8.891%	82.76%	635	50.19%	87.71%	25.27%
900,000.01—950,000.00	5	$4,668,496.52	0.50%	8.993%	80.13%	617	40.14%	100.00%	0.00%
950,000.01—1,000,000.00	15	$14,838,164.09	1.59%	8.444%	75.48%	627	86.93%	93.26%	6.74%
>= 1,000,000.01	3	$3,204,507.61	0.34%	8.433%	82.03%	700	100.00%	100.00%	35.10%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	12	$5,591,612.87	0.60%	5.792%	74.10%	715	100.00%	83.52%	9.73%
6.000—6.499	79	$31,944,026.36	3.43%	6.271%	77.85%	695	91.97%	74.86%	6.80%
6.500—6.999	210	$76,449,472.49	8.21%	6.774%	79.51%	676	79.72%	86.00%	8.93%
7.000—7.499	319	$103,793,548.52	11.15%	7.257%	79.56%	660	70.25%	89.54%	5.59%
7.500—7.999	505	$163,568,972.09	17.57%	7.739%	80.09%	653	50.66%	94.86%	6.42%
8.000—8.499	444	$135,126,449.80	14.51%	8.236%	79.50%	646	33.39%	96.01%	5.83%
8.500—8.999	441	$139,411,921.74	14.97%	8.706%	80.83%	642	28.70%	97.02%	11.12%
9.000—9.499	280	$82,613,503.52	8.87%	9.225%	82.20%	640	30.99%	96.47%	16.14%
9.500—9.999	324	$59,935,999.32	6.44%	9.758%	87.73%	625	43.92%	82.41%	21.67%
10.000—10.499	184	$35,058,344.46	3.77%	10.233%	86.66%	627	32.80%	86.61%	32.69%
10.500—10.999	243	$35,211,632.86	3.78%	10.749%	90.81%	624	35.63%	65.83%	25.60%
11.000—11.499	388	$35,279,576.75	3.79%	11.231%	96.52%	639	36.98%	25.62%	13.50%
11.500—11.999	220	$18,818,043.72	2.02%	11.703%	97.27%	635	13.23%	19.36%	9.13%
12.000—12.499	56	$4,893,505.04	0.53%	12.159%	96.68%	664	8.20%	25.41%	19.19%
12.500—12.999	28	$3,178,948.47	0.34%	12.689%	97.03%	632	0.00%	33.69%	20.33%
13.000—13.499	2	$111,592.60	0.01%	13.198%	80.48%	600	0.00%	0.00%	52.41%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
500—524	46	$14,166,689.64	1.52%	9.792%	77.09%	513	69.53%	95.48%	0.48%
525—549	68	$23,826,681.35	2.56%	9.683%	80.39%	541	66.59%	97.06%	0.89%
550—574	111	$35,738,668.50	3.84%	9.244%	79.73%	563	73.18%	97.13%	4.49%
575—599	121	$42,802,269.52	4.60%	9.075%	81.70%	587	67.01%	96.94%	4.75%
600—624	758	$169,812,792.22	18.24%	8.452%	82.47%	614	61.26%	87.68%	2.81%
625—649	993	$225,431,785.26	24.21%	8.530%	82.44%	637	38.65%	86.05%	9.83%
650—674	623	$155,294,822.20	16.68%	8.433%	83.15%	661	36.26%	86.35%	15.42%
675—699	432	$109,452,510.05	11.76%	8.232%	82.96%	686	38.27%	83.52%	22.24%
>= 700	583	$154,460,931.87	16.59%	8.036%	82.37%	733	38.10%	80.15%	16.19%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Original LTV (%)*	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Avg. Original LTV (%)	Weighted Average FICO	Full Doc (%)	% ARM	% MI
First Lien Loans:									
Less than 60.01%	66	$15,697,196.03	1.69%	7.882%	49.19%	622	52.10%	78.00%	0.00%
60.01 to 70.00%	106	$33,224,143.63	3.57%	7.939%	67.02%	626	68.96%	72.34%	0.00%
70.01 to 80.00%	1,906	$607,203,743.31	65.22%	8.011%	79.61%	653	43.06%	94.71%	0.00%
80.01 to 85.00%									
With MI:	75	$22,710,136.04	2.44%	8.304%	84.37%	656	56.76%	89.05%	100.00%
Without MI:	62	$25,396,817.68	2.73%	9.178%	84.24%	582	49.34%	97.17%	0.00%
85.01 to 90.00%									
With MI:	367	$67,627,089.20	7.26%	9.439%	89.85%	677	30.82%	95.23%	100.00%
Without MI:	170	$55,833,332.22	6.00%	9.130%	89.82%	605	67.12%	94.92%	0.00%
90.01 to 95.00%									
With MI:	41	$11,718,334.23	1.26%	8.526%	94.79%	694	54.04%	85.92%	100.00%
Without MI:	46	$14,410,467.18	1.55%	8.866%	94.80%	607	83.37%	98.30%	0.00%
95.01 to 100.00%									
With MI:	13	$2,095,229.17	0.23%	8.599%	99.86%	699	88.52%	64.82%	100.00%
Without MI:	25	$6,186,124.00	0.66%	10.444%	99.97%	598	90.95%	93.35%	0.00%
Subtotal (First Lien):	**2,877**	**$862,102,612.69**	**92.60%**	**8.273%**	**80.95%**	**648**	**46.65%**	**93.38%**	**12.08%**
Second Lien Loans:									
80.01 to 85.00%	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
85.01 to 90.00%	8	$609,682.66	0.07%	11.099%	89.98%	659	31.02%	0.00%	0.00%
90.01 to 95.00%	23	$2,254,803.90	0.24%	11.024%	94.49%	681	44.30%	0.00%	0.00%
95.01 to 100.00%	827	$66,020,051.36	7.09%	11.126%	99.97%	660	38.50%	0.00%	0.00%
Subtotal (Second Lien):	**858**	**$68,884,537.92**	**7.40%**	**11.122%**	**99.70%**	**660**	**38.62%**	**0.00%**	**0.00%**
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

*Original LTV for all first lien loans and combined original LTV for all second lien loans

Original Effective LTV (%)**	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Avg. Original LTV (%)	Weighted Average FICO	Full Doc (%)	% ARM	% MI
First Lien Loans:									
Less than 60.01%	562	$119,847,984.67	12.87%	8.916%	84.15%	668	41.80%	90.36%	86.90%
60.01 to 70.00%	106	$33,224,143.63	3.57%	7.939%	67.02%	626	68.96%	72.34%	0.00%
70.01 to 80.00%	1,906	$607,203,743.31	65.22%	8.011%	79.61%	653	43.06%	94.71%	0.00%
80.01 to 85.00%	62	$25,396,817.68	2.73%	9.178%	84.24%	582	49.34%	97.17%	0.00%
85.01 to 90.00%	170	$55,833,332.22	6.00%	9.130%	89.82%	605	67.12%	94.92%	0.00%
90.01 to 95.00%	46	$14,410,467.18	1.55%	8.866%	94.80%	607	83.37%	98.30%	0.00%
95.01 to 100.00%	25	$6,186,124.00	0.66%	10.444%	99.97%	598	90.95%	93.35%	0.00%
Subtotal (First Lien):	**2,877**	**$862,102,612.69**	**92.60%**	**8.273%**	**80.95%**	**648**	**46.65%**	**93.38%**	**12.08%**
Second Lien Loans:									
80.01 to 85.00%	0	$-	0.00%	0.000%	0.00%	0	0.00%	0.00%	0.00%
85.01 to 90.00%	8	$609,682.66	0.07%	11.099%	89.98%	659	31.02%	0.00%	0.00%
90.01 to 95.00%	23	$2,254,803.90	0.24%	11.024%	94.49%	681	44.30%	0.00%	0.00%
95.01 to 100.00%	827	$66,020,051.36	7.09%	11.126%	99.97%	660	38.50%	0.00%	0.00%
Subtotal (Second Lien):	**858**	**$68,884,537.92**	**7.40%**	**11.122%**	**99.70%**	**660**	**38.62%**	**0.00%**	**0.00%**
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

**Original LTV for all first lien loans and combined original LTV for all second lien loans, in each case adjusted for MI

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
180	14	$1,739,601.62	0.19%	9.238%	85.20%	637	65.03%	0.00%	4.01%
360	3,317	$797,239,523.22	85.63%	8.507%	82.46%	649	46.81%	85.12%	11.32%
480	404	$132,008,025.77	14.18%	8.336%	81.55%	649	41.26%	95.78%	10.48%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
121—180	14	$1,739,601.62	0.19%	9.238%	85.20%	637	65.03%	0.00%	4.01%
301—360	3,317	$797,239,523.22	85.63%	8.507%	82.46%	649	46.81%	85.12%	11.32%
>= 361	404	$132,008,025.77	14.18%	8.336%	81.55%	649	41.26%	95.78%	10.48%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
0.01—20.00	407	$83,144,501.01	8.93%	8.654%	82.26%	650	64.77%	79.06%	25.96%
20.01—25.00	142	$29,260,080.88	3.14%	8.570%	82.31%	660	51.15%	88.81%	28.55%
25.01—30.00	246	$51,476,913.15	5.53%	8.611%	82.42%	642	53.03%	82.64%	20.03%
30.01—35.00	382	$90,527,619.87	9.72%	8.450%	82.49%	660	45.04%	86.95%	17.13%
35.01—40.00	631	$160,734,414.55	17.26%	8.493%	82.41%	654	36.03%	87.42%	6.65%
40.01—45.00	906	$236,748,651.21	25.43%	8.477%	82.30%	649	36.89%	87.63%	6.43%
45.01—50.00	873	$227,355,459.20	24.42%	8.396%	82.58%	649	48.75%	86.20%	6.53%
50.01—55.00	145	$50,576,694.20	5.43%	8.511%	80.96%	614	68.77%	92.82%	15.12%
55.01—60.00	1	$469,774.97	0.05%	6.175%	77.05%	718	100.00%	100.00%	0.00%
>= 60.01	2	$693,041.57	0.07%	7.951%	90.31%	639	73.31%	100.00%	0.00%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
ARM—2 Yr/6 Mth	664	$162,240,963.72	17.43%	8.986%	82.47%	631	42.84%	100.00%	15.85%
ARM—2 Yr/6 Mth 40 Yr	235	$78,869,801.52	8.47%	8.426%	81.27%	647	32.47%	100.00%	8.43%
ARM—2 Yr/6 Mth IO	167	$59,870,322.99	6.43%	7.626%	80.76%	665	64.38%	100.00%	7.44%
ARM—3 Yr/6 Mth	45	$9,808,711.54	1.05%	8.858%	83.49%	637	45.98%	100.00%	20.35%
ARM—3 Yr/6 Mth 40 Yr	37	$10,437,222.34	1.12%	8.609%	81.82%	649	45.60%	100.00%	10.25%
ARM—3 Yr/6 Mth IO	14	$4,598,124.00	0.49%	7.878%	80.96%	670	58.96%	100.00%	4.21%
ARM—5 Yr/6 Mth	361	$79,448,935.66	8.53%	8.612%	78.75%	624	57.80%	100.00%	15.23%
ARM—5 Yr/6 Mth 40 Yr	115	$37,125,439.50	3.99%	8.162%	82.35%	646	55.15%	100.00%	13.63%
ARM—5 Yr/6 Mth IO	85	$30,625,112.50	3.29%	7.220%	79.22%	664	72.78%	100.00%	9.47%
Balloon—2 Yr/6 Mnth	651	$242,744,451.32	26.07%	8.222%	81.45%	652	30.36%	100.00%	9.37%
Balloon—3 Yr/6 Mnth	34	$9,378,182.47	1.01%	8.039%	82.36%	652	53.43%	100.00%	14.53%
Balloon—30 Year	18	$6,864,154.31	0.74%	7.298%	78.09%	703	76.04%	0.00%	0.00%
Balloon—5 Yr/6 Mnth	232	$79,903,389.14	8.58%	7.782%	80.17%	658	55.11%	100.00%	14.76%
Fixed—15 Year	14	$1,739,601.62	0.19%	9.238%	85.20%	637	65.03%	0.00%	4.01%
Fixed—30 Year	1,046	$111,757,175.57	12.00%	9.805%	91.00%	664	55.24%	0.00%	6.24%
Fixed—40 Year	17	$5,575,562.41	0.60%	7.727%	79.68%	686	64.96%	0.00%	18.92%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Interest Only	266	$95,093,559.49	10.21%	7.508%	80.28%	665	66.82%	100.00%	7.94%
Not Interest Only	3,469	$835,893,591.12	89.79%	8.595%	82.58%	647	43.69%	84.93%	11.56%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	3,469	$835,893,591.12	89.79%	8.595%	82.58%	647	43.69%	84.93%	11.56%
24	167	$59,870,322.99	6.43%	7.626%	80.76%	665	64.38%	100.00%	7.44%
36	14	$4,598,124.00	0.49%	7.878%	80.96%	670	58.96%	100.00%	4.21%
60	85	$30,625,112.50	3.29%	7.220%	79.22%	664	72.78%	100.00%	9.47%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
N/A	1,023	$231,602,531.15	24.88%	9.147%	83.01%	648	38.98%	86.14%	12.11%
12	214	$68,292,473.57	7.34%	8.744%	82.68%	645	40.98%	93.00%	16.60%
24	1,404	$351,694,107.59	37.78%	8.507%	82.83%	646	41.75%	91.67%	9.11%
36	1,093	$279,328,059.71	30.00%	7.840%	81.08%	655	58.59%	78.63%	11.72%
48	1	$69,978.59	0.01%	11.700%	100.00%	620	0.00%	0.00%	0.00%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
First Lien	2,877	$862,102,612.69	92.60%	8.273%	80.95%	648	46.65%	93.38%	12.08%
Second Lien	858	$68,884,537.92	7.40%	11.122%	99.70%	660	38.62%	0.00%	0.00%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Full	1,718	$428,752,358.43	46.05%	8.025%	82.16%	638	100.00%	83.28%	9.78%
Limited	233	$57,440,096.56	6.17%	8.360%	82.94%	633	0.00%	88.03%	9.40%
Stated	1,784	$444,794,695.62	47.78%	8.942%	82.44%	661	0.00%	89.35%	12.78%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Cash-Out Refi	745	$254,799,254.93	27.37%	8.416%	79.96%	627	61.31%	87.45%	14.07%
Purchase	2,834	$623,939,294.82	67.02%	8.536%	83.35%	659	38.36%	86.46%	9.88%
Rate/Term Refi	156	$52,248,600.86	5.61%	8.194%	81.89%	638	63.49%	81.79%	12.68%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Condominium	381	$79,555,070.01	8.55%	8.509%	83.36%	655	48.98%	87.41%	6.49%
Planned Unit Development	573	$156,127,693.26	16.77%	8.352%	81.97%	652	49.49%	83.94%	9.94%
Single Family	2,542	$635,285,759.66	68.24%	8.474%	82.27%	646	46.11%	86.75%	11.69%
Townhouse	7	$1,011,600.00	0.11%	8.462%	81.69%	652	47.84%	100.00%	22.51%
Two to Four Units	232	$59,007,027.68	6.34%	8.910%	82.76%	660	32.41%	88.69%	15.22%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Investor	491	$82,326,890.84	8.84%	9.700%	86.00%	672	29.40%	95.23%	63.10%
Owner-Occupied	3,181	$832,865,118.77	89.46%	8.365%	81.96%	647	47.74%	85.40%	5.48%
Second Home	63	$15,795,141.00	1.70%	8.424%	83.56%	650	43.70%	97.17%	41.48%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Adj Rate Mortgage	2,640	$805,050,656.70	86.47%	8.314%	81.19%	646	44.35%	100.00%	11.93%
Fixed Rate Mortgage	1,095	$125,936,493.91	13.53%	9.568%	89.71%	667	56.94%	0.00%	6.43%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
<= 4.999	2,504	$756,700,870.25	93.99%	8.260%	81.43%	651	43.06%	100.00%	12.28%
5.000—5.999	98	$34,785,575.89	4.32%	9.028%	79.70%	577	69.62%	100.00%	9.09%
6.000—6.999	38	$13,564,210.56	1.68%	9.500%	71.54%	553	51.81%	100.00%	0.00%
Total	**2,640**	**$805,050,656.70**	**100.00%**	**8.314%**	**81.19%**	**646**	**44.35%**	**100.00%**	**11.93%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
5.500—5.999	10	$4,670,048.95	0.58%	5.771%	76.67%	701	100.00%	100.00%	11.65%
6.000—6.499	62	$23,912,404.18	2.97%	6.287%	79.25%	682	93.06%	100.00%	5.97%
6.500—6.999	178	$65,748,308.13	8.17%	6.782%	79.98%	670	76.42%	100.00%	9.13%
7.000—7.499	290	$92,932,430.07	11.54%	7.258%	79.70%	659	67.80%	100.00%	4.81%
7.500—7.999	471	$155,164,556.68	19.27%	7.740%	79.97%	654	49.02%	100.00%	5.72%
8.000—8.499	413	$129,733,044.77	16.11%	8.236%	79.61%	646	31.96%	100.00%	6.04%
8.500—8.999	416	$135,254,632.48	16.80%	8.707%	81.10%	643	27.82%	100.00%	11.10%
9.000—9.499	258	$79,699,219.64	9.90%	9.223%	82.12%	638	30.87%	100.00%	16.66%
9.500—9.999	175	$49,394,629.25	6.14%	9.746%	85.64%	614	37.29%	100.00%	25.28%
10.000—10.499	135	$30,364,382.01	3.77%	10.233%	85.79%	623	27.90%	100.00%	36.17%
10.500—10.999	106	$23,179,741.36	2.88%	10.736%	87.36%	604	27.65%	100.00%	35.05%
11.000—11.499	64	$9,038,560.49	1.12%	11.218%	88.17%	604	26.30%	100.00%	44.26%
11.500—11.999	37	$3,644,040.38	0.45%	11.632%	88.29%	602	33.85%	100.00%	39.32%
12.000—12.499	19	$1,243,632.25	0.15%	12.121%	89.14%	638	17.22%	100.00%	75.52%
12.500—12.999	6	$1,071,026.06	0.13%	12.665%	93.76%	614	0.00%	100.00%	60.33%
Total	**2,640**	**$805,050,656.70**	**100.00%**	**8.314%**	**81.19%**	**646**	**44.35%**	**100.00%**	**11.93%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
11.500—11.999	10	$4,670,048.95	0.58%	5.771%	76.67%	701	100.00%	100.00%	11.65%
12.000—12.499	62	$23,912,404.18	2.97%	6.287%	79.25%	682	93.06%	100.00%	5.97%
12.500—12.999	178	$65,748,308.13	8.17%	6.782%	79.98%	670	76.42%	100.00%	9.13%
13.000—13.499	290	$92,932,430.07	11.54%	7.258%	79.70%	659	67.80%	100.00%	4.81%
13.500—13.999	471	$155,164,556.68	19.27%	7.740%	79.97%	654	49.02%	100.00%	5.72%
14.000—14.499	413	$129,733,044.77	16.11%	8.236%	79.61%	646	31.96%	100.00%	6.04%
14.500—14.999	416	$135,254,632.48	16.80%	8.707%	81.10%	643	27.82%	100.00%	11.10%
15.000—15.499	258	$79,699,219.64	9.90%	9.223%	82.12%	638	30.87%	100.00%	16.66%
15.500—15.999	175	$49,394,629.25	6.14%	9.746%	85.64%	614	37.29%	100.00%	25.28%
16.000—16.499	135	$30,364,382.01	3.77%	10.233%	85.79%	623	27.90%	100.00%	36.17%
16.500—16.999	106	$23,179,741.36	2.88%	10.736%	87.36%	604	27.65%	100.00%	35.05%
17.000—17.499	64	$9,038,560.49	1.12%	11.218%	88.17%	604	26.30%	100.00%	44.26%
17.500—17.999	37	$3,644,040.38	0.45%	11.632%	88.29%	602	33.85%	100.00%	39.32%
18.000—18.499	19	$1,243,632.25	0.15%	12.121%	89.14%	638	17.22%	100.00%	75.52%
18.500—18.999	6	$1,071,026.06	0.13%	12.665%	93.76%	614	0.00%	100.00%	60.33%
Total	**2,640**	**$805,050,656.70**	**100.00%**	**8.314%**	**81.19%**	**646**	**44.35%**	**100.00%**	**11.93%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	170	$60,285,456.62	7.49%	7.640%	80.77%	664	64.62%	100.00%	7.38%
2.000	1,550	$483,855,216.56	60.10%	8.511%	81.76%	644	34.89%	100.00%	11.39%
3.000	920	$260,909,983.52	32.41%	8.104%	80.22%	646	57.22%	100.00%	13.98%
Total	**2,640**	**$805,050,656.70**	**100.00%**	**8.314%**	**81.19%**	**646**	**44.35%**	**100.00%**	**11.93%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1.000	2,640	$805,050,656.70	100.00%	8.314%	81.19%	646	44.35%	100.00%	11.93%
Total	**2,640**	**$805,050,656.70**	**100.00%**	**8.314%**	**81.19%**	**646**	**44.35%**	**100.00%**	**11.93%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
1/1/2008	1	$490,693.53	0.06%	7.990%	80.00%	624	0.00%	100.00%	0.00%
4/1/2008	1	$597,596.40	0.07%	8.400%	80.00%	647	0.00%	100.00%	0.00%
6/1/2008	11	$2,549,517.82	0.32%	8.679%	84.57%	625	72.26%	100.00%	12.84%
7/1/2008	16	$4,879,589.46	0.61%	8.694%	84.02%	625	39.63%	100.00%	19.54%
8/1/2008	122	$35,660,345.77	4.43%	8.472%	82.63%	652	41.18%	100.00%	23.67%
9/1/2008	951	$314,410,972.57	39.05%	8.382%	81.44%	646	36.75%	100.00%	9.66%
10/1/2008	615	$185,136,824.00	23.00%	8.447%	81.73%	647	39.61%	100.00%	10.52%
3/1/2009	1	$82,400.00	0.01%	8.500%	80.00%	621	100.00%	100.00%	0.00%
7/1/2009	1	$199,878.29	0.02%	9.200%	80.00%	621	0.00%	100.00%	0.00%
8/1/2009	10	$1,702,694.12	0.21%	9.658%	83.73%	656	0.00%	100.00%	37.25%
9/1/2009	65	$19,003,269.94	2.36%	8.427%	82.31%	647	50.80%	100.00%	14.92%
10/1/2009	53	$13,233,998.00	1.64%	8.255%	82.22%	652	54.82%	100.00%	8.71%
5/1/2011	1	$391,200.00	0.05%	6.800%	80.00%	653	100.00%	100.00%	0.00%
7/1/2011	4	$639,622.44	0.08%	8.193%	81.33%	615	52.08%	100.00%	13.35%
8/1/2011	32	$8,279,713.37	1.03%	7.693%	78.68%	623	86.61%	100.00%	3.91%
9/1/2011	341	$110,845,413.49	13.77%	8.030%	80.24%	652	55.14%	100.00%	15.07%
10/1/2011	415	$106,946,927.50	13.28%	8.120%	79.64%	639	59.56%	100.00%	13.78%
Total	**2,640**	**$805,050,656.70**	**100.00%**	**8.314%**	**81.19%**	**646**	**44.35%**	**100.00%**	**11.93%**

Locations	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon (%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)	MI (%)
Alabama	19	$3,299,485.26	0.35%	9.906%	82.87%	611	17.00%	88.50%	30.10%
Alaska	18	$3,709,148.22	0.40%	8.615%	78.37%	620	68.61%	88.49%	10.23%
Arizona	110	$21,543,888.34	2.31%	8.600%	82.62%	652	37.17%	83.22%	7.43%
Arkansas	4	$878,328.73	0.09%	8.797%	89.83%	651	76.94%	96.27%	96.27%
California	1,370	$431,573,026.34	46.36%	8.271%	82.09%	653	41.47%	87.28%	7.49%
Colorado	115	$23,312,465.23	2.50%	8.340%	83.20%	653	59.70%	84.79%	14.95%
Connecticut	22	$6,118,605.78	0.66%	8.957%	83.69%	635	49.71%	85.68%	17.20%
Delaware	1	$123,879.89	0.01%	7.575%	80.00%	697	100.00%	100.00%	0.00%
District of Columbia	7	$2,522,238.85	0.27%	8.257%	74.14%	636	30.73%	100.00%	0.00%
Florida	492	$106,167,922.43	11.40%	8.551%	82.10%	648	44.93%	85.95%	12.02%
Georgia	48	$8,730,347.73	0.94%	8.904%	81.93%	654	26.68%	95.24%	15.71%
Hawaii	14	$4,648,132.80	0.50%	7.633%	75.44%	680	82.13%	68.91%	18.86%
Idaho	8	$974,014.14	0.10%	9.009%	83.53%	646	59.66%	86.26%	15.71%
Illinois	107	$25,552,831.30	2.74%	9.208%	82.26%	651	36.79%	87.95%	8.19%
Indiana	35	$4,192,140.26	0.45%	9.456%	83.24%	624	52.94%	82.26%	34.59%
Kansas	6	$1,158,798.93	0.12%	9.610%	80.43%	628	37.85%	100.00%	4.27%
Kentucky	3	$218,422.84	0.02%	9.522%	85.92%	654	100.00%	83.98%	83.98%
Louisiana	6	$1,567,885.22	0.17%	8.083%	75.69%	585	87.65%	88.41%	0.00%
Maine	5	$661,383.63	0.07%	9.062%	76.26%	558	87.83%	74.94%	0.00%
Maryland	142	$40,836,435.55	4.39%	8.350%	82.88%	641	55.43%	89.20%	11.79%
Massachusetts	45	$11,747,742.15	1.26%	9.125%	80.76%	644	56.64%	80.02%	13.22%
Michigan	75	$8,888,519.29	0.95%	9.549%	87.78%	656	51.93%	89.05%	48.85%
Minnesota	16	$4,479,661.74	0.48%	8.566%	85.27%	652	50.24%	81.05%	35.97%
Missouri	23	$2,675,270.36	0.29%	9.369%	84.77%	641	34.09%	87.02%	24.37%
Montana	5	$875,176.86	0.09%	9.699%	80.48%	570	100.00%	65.27%	0.00%
Nebraska	23	$3,322,177.75	0.36%	9.002%	82.04%	640	50.98%	87.64%	14.20%
Nevada	23	$4,815,933.93	0.52%	8.351%	83.07%	670	53.27%	81.93%	7.56%
New Hampshire	4	$1,783,484.27	0.19%	7.865%	78.00%	606	100.00%	95.80%	0.00%
New Jersey	150	$36,461,133.83	3.92%	8.943%	82.58%	637	49.29%	89.25%	8.18%
New Mexico	4	$948,691.52	0.10%	8.803%	73.52%	608	25.38%	100.00%	0.00%
New York	85	$29,099,961.39	3.13%	8.593%	83.04%	672	34.25%	88.67%	12.24%
North Carolina	56	$7,339,133.83	0.79%	8.903%	83.37%	620	74.59%	78.85%	15.92%
Ohio	15	$1,512,125.64	0.16%	10.342%	92.09%	627	60.62%	100.00%	45.59%
Oklahoma	4	$238,426.45	0.03%	10.727%	84.67%	582	82.55%	17.45%	61.59%
Oregon	38	$9,307,012.36	1.00%	8.271%	83.89%	647	66.77%	75.74%	34.07%
Pennsylvania	49	$7,407,288.07	0.80%	9.138%	82.46%	637	58.50%	94.43%	24.77%
Rhode Island	9	$2,400,784.89	0.26%	8.581%	85.10%	639	46.55%	91.17%	0.00%
South Carolina	7	$982,892.38	0.11%	9.106%	85.99%	614	64.86%	93.53%	6.40%
South Dakota	3	$164,419.06	0.02%	8.935%	81.77%	620	50.85%	90.17%	0.00%
Tennessee	49	$5,179,700.11	0.56%	9.189%	90.90%	643	75.04%	59.57%	53.94%
Texas	278	$38,914,562.84	4.18%	8.809%	82.56%	637	51.08%	74.12%	12.14%
Utah	26	$6,787,115.58	0.73%	8.356%	82.84%	667	54.52%	92.24%	21.48%
Vermont	1	$485,000.00	0.05%	8.800%	69.29%	616	100.00%	100.00%	0.00%
Virginia	81	$23,700,842.92	2.55%	8.390%	82.83%	647	40.80%	92.07%	12.63%
Washington	115	$30,806,900.50	3.31%	8.190%	81.73%	646	70.83%	87.56%	16.05%
West Virginia	5	$668,251.49	0.07%	9.791%	83.86%	592	25.86%	82.65%	10.17%
Wisconsin	14	$2,205,559.93	0.24%	9.856%	80.55%	599	32.42%	100.00%	5.39%
Total	**3,735**	**$930,987,150.61**	**100.00%**	**8.484%**	**82.34%**	**649**	**46.05%**	**86.47%**	**11.19%**